UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
String Cubed,Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
October 3, 2023

Physical address of issuer
1304 Augusta National Boulevard, Winter Springs, FL 32708-4230

Website of issuer
www.stringcubed.com

Name of intermediary through which the Offering will be conducted

DealMaker Securities LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight percent (8%) cash commission based on the dollar amount of Securities sold in the Offering, payable after each successful closing, including any intermediary closings, together with the other fees described in the Company's agreement with the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank & Trust

Type of security offered
Class B Non-Voting Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$0.40

Target offering amount
$40,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
June 1, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$82,998.00	$115,169.00
Cash & Cash Equivalents	$2,844.00	$14,598.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$11,780.00	$10,992.00
Long-term Debt	$44,070.00	$57,389.00
Revenues/Sales	$7,912.00	$69,350.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$25,640.00	$46,788.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 30, 2026

FORM C

Up to $5,000,000.00

String Cubed, Inc.

Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by String Cubed, Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $40,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary").

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Investment Confirmation Process. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material

amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 8% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$500.00	$40.00	$460.00
Aggregate Minimum Offering Amount	$40,000.00	$3,200.00	$36,800.00
Aggregate Maximum Offering Amount	$5,000,000.00	$400,000.00	$4,600,000.00

(1) This excludes fees to the Company’s advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that

these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.stringcubed.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 30, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.stringcubed.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No

warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

String Cubed, Inc., (the "Company") is a Florida Corporation, formed on October 3, 2023.

The Company is located at 1304 Augusta National Boulevard, Winter Springs, FL 32708-4230.

The Company's website is www.stringcubed.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

String Cubed, Inc. is an analog computing and advanced materials company. The Company designs and develops analog computing technologies, including the Manifester, an analog-automated fabrication device, and the functional-filament algorithms and functional printed objects associated with it, together with functional 3D-printing materials such as the TimeMass filament line it develops for Timeplast, Inc. Under the Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement with Timeplast described in this Form C, the Company serves as the exclusive manufacturer of Manifester hardware, sold to Timeplast at documented cost plus a 30% share of net hardware profit, receives a fixed monthly filament-development fee, and is entitled to 70% of Manifester Object Store receipts for objects the Company develops, while Timeplast commercializes the Manifester and its materials. Outside that exclusive license, the Company intends to develop and sell its own analog-computing products through its planned online store at stringcubed.com. The Company's revenue to date has consisted entirely of development fees from Timeplast, and its operations have otherwise been funded personally by its founder.

The Offering

Minimum amount of Class B Non-Voting Common Stock being offered	100,000
Total Class B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	100,000

Maximum amount of Class B Non-Voting Common Stock	12,500,000
Total Class B Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	12,500,000
Purchase price per Security	$0.40
Minimum investment amount per investor	$500.00
Offering deadline	June 1, 2027
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 37 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Our valuation and our offering price have been established internally and are difficult to assess. The Company has set the price of its Class B Non-Voting Common Stock at $0.40 per share. Valuations for companies at this stage are generally purely speculative. The Company's valuation has not been validated by any independent third party and was determined internally by management; it is not based on the Company's book value, assets, potential earnings or any other recognized valuation criteria, and it may bear no relationship to the value that the Securities may have in any future market, if one develops. Investors should not rely on the offering price as an indication of the Company's value.

Risks Related to the Company's Business and Industry

Substantially all of the Company's revenue to date has come from, and its near-term revenue is expected to come from, a single related-party counterparty, Timeplast, Inc.

Timeplast, an affiliate of the Founder, accounted for 100% of the Company's revenue in fiscal 2024 ($69,350) and fiscal 2025 ($7,912), and the Company's business plan projects that near-term revenue will continue to be generated principally through the Timeplast relationship. The loss of, or any reduction in, Timeplast's business — including Timeplast's discontinuation of the monthly development arrangement, which either party may end on thirty (30) days' notice — would materially and adversely affect the Company's revenue, and the Company may be unable to replace that revenue because of the exclusivity provisions described below.

The Company has exclusively and perpetually licensed its Manifester technologies to Timeplast and can never commercialize them through any other partner.

Under the Master Agreement, the Company granted Timeplast an exclusive, perpetual, worldwide license to all Manifester-related technologies and covenanted never to license those technologies to any other company. Timeplast is the exclusive seller of the Manifester and the

sole and exclusive supplier of all Manifester materials, and retains 100% of materials revenue — the recurring "consumables" economics of the Manifester program — which the Company has irrevocably waived. The Company's participation in the program is limited to the fixed monthly development fee, manufacturing Manifester hardware at documented cost plus 30% of net hardware profit, and 70% of Manifester Object Store receipts for objects the Company itself develops. If the Manifester program underperforms, or if Timeplast fails to commercialize it effectively, the Company has no contractual right to reclaim or re-license the technology except upon a bankruptcy event of Timeplast.

The Master Agreement is perpetual and cannot be terminated even for breach.
Neither party may terminate the Master Agreement for convenience or for breach; the Company's remedies for a Timeplast breach are limited to damages and injunctive relief, and the licensed technology reverts to the Company only upon a bankruptcy event of Timeplast. As a result, the Company could remain bound to an underperforming or breaching counterparty indefinitely.

Timeplast's ability to perform depends on its own financial condition, which raises substantial doubt about its ability to continue as a going concern.
Timeplast is itself an early-stage company that has reported recurring operating losses, and its audited financial statements disclose substantial doubt about its ability to continue as a going concern. Timeplast's ability to continue paying the monthly development fee, to fund Manifester commercialization and to perform its other obligations to the Company depends on Timeplast's own fundraising and operating results, which are outside the Company's control. If Timeplast becomes insolvent, the Company's technology would revert to it, but the Company could lose accrued receivables and its principal source of near-term revenue, and the value of the reverted technology after a failed commercialization effort may be impaired. Please refer to the "Transactions with Related Persons and Conflicts of Interest" section of this Form C.

The Founder stands on both sides of every transaction between the Company and Timeplast, and the Company has no independent directors.
Manuel Rendon is the founder, Chief Executive Officer, sole director and sole shareholder of the Company and the founder, President and Chief Executive Officer, and sole director of Timeplast. There is no disinterested director at either company to review transactions between them, and holders of the securities offered hereby will have no voting power to elect directors or approve related-party transactions. Although the Master Agreement requires conflict disclosure, board and shareholder approval at each company, and documentation of the market basis of its pricing, these procedures do not eliminate the conflict, and the terms of the Company's arrangements with Timeplast were not negotiated at arm's length and may be less favorable to the Company than terms available from unaffiliated third parties. Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Founder's time and future opportunities are divided between two companies.
Mr. Rendon is the Company's main employee and also leads Timeplast. Demands on his time from Timeplast — including Timeplast's own securities offerings and SEC correspondence — may reduce the time he devotes to the Company. Future business opportunities in fields adjacent to both companies will be allocated by Mr. Rendon, whose interests in the two companies differ.

Related-party revenue may attract heightened regulatory and investor scrutiny.

Because the Company's historical and near-term revenue derives from an affiliate of the Founder, regulators, the intermediary or investors may scrutinize whether that revenue reflects market pricing, which could delay or complicate this Offering or future offerings by either company. The Company and Timeplast are each required under the Master Agreement to describe the relationship accurately in their respective offering materials, and any inconsistency between the two companies' disclosures could itself draw regulatory comment.

Competition from different angles.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide like Bambu Labs. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Dependency on a global market and suppliers.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients and subsystems, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient and/or subsystem.

Reliance on a limited number of specialized service providers.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Lack of long-standing commercial relationships.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Potential defects, product failures, and safety alerts.

Defects or failures in our 3D printing materials, hardware, or software products could lead to product recalls, safety alerts, or voluntary market withdrawals. Any product recall would result in significant operational costs, lost sales, and negative publicity. Furthermore, personal injury or property damage resulting from the operation of our products or equipment could subject us to costly product liability claims exceeding our insurance coverage.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Manuel Rendon who is the CEO of the Company. The Company has entered into, or intends to enter into, employment agreements with Manuel Rendon although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Manuel Rendon or any

member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property

infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Manuel Rendon in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Manuel Rendon dies or becomes disabled, the Company will not receive any compensation to assist with such absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks related to public health emergencies, epidemics, and global health outbreaks.
Our business, financial condition, and operational results could be materially and adversely affected by global health emergencies, disease outbreaks, or public health crises. Such occurrences may cause widespread disruptions to global supply chains, international trade, and commercial activity. Disruptive impacts could include temporary closures of primary or supplier facilities, shipment delays for critical raw materials, restrictions on international travel, labor shortages due to employee or vendor illness/quarantine, and broader macroeconomic downturns that depress demand for our products. The ultimate extent of any future public health crisis on our financial performance will depend on unpredictable future developments, including the geographic scope, severity, and duration of the outbreak, as well as government-mandated containment measures.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as chemicals, are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as the 3D printing space, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which

we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change

production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occurs during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our website within a short period of time due to increased holiday demand, we may experience system interruptions that make our website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Failure to execute our inventory management process could adversely affect our business.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be

terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property

ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third

parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on fees under our development and license arrangements with Timeplast, and if those arrangements are discontinued or do not grow, we may not be able to sustain or grow our revenue. The Company's revenue to date has consisted of fixed development and technology-transfer fees from Timeplast — not royalties. Under the Master Agreement, the monthly development fee is a fixed research-and-development fee, the Company has no royalty on TimeMass filament sales, and the Company has irrevocably waived any share of Manifester materials revenue. If Timeplast discontinues the monthly arrangement, or if the hardware-manufacturing and Object Store economics under the Master Agreement do not develop as planned, our revenue would be materially and adversely affected.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of fee and license revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order

to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company may distribute its products through our own website, partners' website, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The Class B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Common Stock. Because the Class B No-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities in this Offering are Non-Voting and have no protective provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of Class B Non-Voting Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Class A Voting Common Stock, Class B Non-Voting Common Stock or Securities convertible into Class A Voting Common Stock or Class B Non-Voting Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company,

including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Class A Voting Common Stock or Class B Non-Voting Common Stock.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Designing and producing analog computing applications.

Business Plan

The Company has identified six revenue lines, four of which contribute to the three-year plan presented in this document. Recognizing that early-stage hardware-and-materials businesses require time to translate intellectual property into commercial revenue, the Company has structured its plan around a three-year ramp culminating in a Year Three revenue target of $500,000. Year One is a build year: the Company finalizes the TimePen for production launch, completes initial Bloominite production engineering, executes a small number of contract filament developments for Timeplast, Inc., and continues development work on the Manifester voice-activated printer. Year One revenue is targeted at approximately $127,000, of which only the $989 per month filament-development fee from Timeplast (approximately $11,868 per year) is contracted; the balance assumes uncommitted sales of the Company's own analog-computing products through its planned online store at stringcubed.com and other opportunities outside the exclusive license to Timeplast, and there is no assurance those amounts will be achieved. Year Two transitions to early commercialization, with revenue of approximately $345,000 as TimePen and Bloominite reach full commercial availability and filament-development throughput increases. Year Three achieves the $500,000 target with the team and channel infrastructure built in Years One and Two. The Manifester and its companion app store are positioned beyond the Year Three horizon, reflecting realistic timelines for consumer-hardware certification, supplier qualification, and channel development. These lines represent material upside to the Year Three figure if development accelerates, but the plan is structured so that the $500,000 target is achievable without relying on them. On the cost side, operating expenses (not counting crowdfunding marketing efforts) grow with the team, from approximately $300,000 in Year One (lean configuration of two engineers, one operations role, and the founder) to approximately $1,000,000 in Year Three (five engineers, two production technicians, one operations role, and the founder). The Company expects to fund its operating shortfall in Years One and Two from the contemplated capital raise; Year Three approaches operating breakeven under base-case assumptions.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Printable functional materials	Photovoltaic printable materials, detergent cleansing printable materials	3D printing

- Bloominite: A seed capsule that automates seed growing without electricity or modern computing.
- The Manifester: A voice-activated 3D printer.
- The TimePen: A handheld printing device for functional materials.

The Company designs products that are manufactured by third-party manufacturers and distributed by partner companies.

Competition

String Cubed's primary competitors vary by market segment because the Company operates across several emerging technology categories, including advanced additive manufacturing materials, programmable polymers, sustainable materials, and functional 4D printing systems.

The Company primarily competes with:

- Advanced additive manufacturing material companies, including firms developing specialty 3D-printing polymers, smart materials, and functional filaments.
- Chemical and materials science companies focused on programmable, dissolvable, biodegradable, or responsive polymers.
- 4D printing and programmable materials developers working on time-responsive or environmentally reactive manufacturing technologies.
- Sustainable materials and biomaterials companies developing alternatives to conventional plastics and environmentally adaptive material systems.
- Research-driven additive manufacturing firms integrating pharmaceuticals, food compounds, biological agents, fragrances, or functional additives into printable materials.

Examples of companies and organizations operating in overlapping sectors include: Stratasys Ltd., 3D Systems Corporation Desktop Metal, Inc., BASF Forward AM, Evonik Industries AG, Arkema S.A., Materialise NV, Markforged Holding Corporation, Continuous Composites, Carbon, Inc., as well as various university research laboratories and early-stage advanced materials startups.

However, the Company believes direct competition remains limited because few organizations combine programmable dissolution technologies, water-saturated extrusion systems, environmentally responsive material behaviors, and functional additive preservation during high-temperature 3D printing within a unified intellectual property platform.

Unlike traditional materials companies that primarily compete on manufacturing scale or commodity pricing, String Cubed competes through proprietary chemistry, patent-protected manufacturing processes, and novel material functionality. The Company's technologies are designed to enable capabilities that conventional additive manufacturing materials cannot readily achieve- including controlled time-based dissolution, moisture-regulated polymer systems, and the thermal protection of sensitive compounds during extrusion. As a result, String Cubed

positions itself less as a commodity materials supplier and more as a deep-technology intellectual property and advanced materials innovator.

Supply Chain and Customer Base

The Company relies on a combination of commercially available raw materials, specialty chemical compounds, additive manufacturing components, research services, and third-party manufacturing resources to support its research, development, prototyping, and commercialization activities.

Supply Chain & Materials

The Company's primary raw materials and inputs include:

- Thermoplastic polymers, polymer blends, and 3D-printing feedstocks/extrusion materials.
- Biodegradable, water-soluble, agricultural, and environmentally responsive compounds.
- Specialty chemical additives and laboratory-grade chemicals.
- Packaging materials, electronic components, and mechanical components used in additive manufacturing systems.

These materials are generally sourced from established domestic and international chemical suppliers, industrial distributors, laboratory suppliers, and additive manufacturing vendors. The Company purchases materials from multiple suppliers whenever practical to reduce dependency on any single source and maintain supply flexibility. At the present time, the Company does not depend on any single supplier for materials considered critical to its operations. However, certain specialty compounds or custom-manufactured components may have more limited availability and could require longer procurement lead times.

Customer Base

The Company's principal customer to date is Timeplast, Inc., the chemical technology company behind the invention of a water-soluble techno-organic material that is time-programmable; Timeplast accounted for 100% of the Company's revenue in fiscal 2024 and fiscal 2025. For Manifester-related technologies, Timeplast is and will remain the Company's exclusive counterparty under the Master Agreement described under "Transactions with Related Persons and Conflicts of Interest." The Company anticipates additional customers in the future only for products and services outside that exclusive license — such as the Company's own analog-computing products, which it expects to offer through its planned online store at stringcubed.com — and those additional customer relationships are not committed.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

U.S. Patent No. 12,564,142 B1	5 Dimensional Analog-Automated Object to Grow Seeds Without Human Intervention in Any Environment	Covers an analog and programmable agricultural capsule utilizing variable-density and variable-solubility 3D-printed structures designed to autonomously deliver water, nutrients, and environmental protection to seeds for them to grow without human intervention.	November 22, 2024	March 3, 2026	United States
Application No. 19/654,878	3D Printable Photovoltaic Filament for Solar Energy Generation	Jointly owned with Timeplast, Inc. The covered technology is within the exclusive license granted to Timeplast under the Master Agreement, and the parties intend to enter into a patent-specific addendum confirming ownership, prosecution responsibility	April 22, 2025	Pending	United States

		and cost allocation.			
US 2026/0061664 A1 (Application No. 19/310,058)	Vapor Cooling 3D Printing for Bio Active and Heat Labile Materials	Utility patent application owned by the Company; licensed to Timeplast, Inc. and included in the exclusive license granted to Timeplast under the Master Agreement.	August 26, 2025	Pending	United States

Trademarks

Application or Registration #	**Goods / Services**	**Mark**	**File Date**	**Registration Date**	**Country**
98420536	Analog computers for agricultural spaces	Bloominite	February 1, 2024	December 16,2025	United States

Governmental/Regulatory Approval and Compliance

The Company's business is subject to various federal, state, local, and international laws and regulations relating to chemicals, materials manufacturing, environmental protection, workplace safety, intellectual property, and product commercialization. As the Company continues developing advanced materials and additive manufacturing technologies, regulatory compliance may affect research activities, product development timelines, manufacturing costs, and commercialization strategies. The Company may be subject to regulations administered by agencies including: the United States Environmental Protection Agency ("EPA"), the Occupational Safety and Health Administration ("OSHA"), the United States Patent and Trademark Office ("USPTO"), the Food and Drug Administration ("FDA"), where applicable, the United States Department of Agriculture ("USDA"), and comparable international regulatory authorities. Because the Company develops polymer-based materials, chemical formulations, and agricultural technologies, certain products or materials may require compliance with environmental, chemical handling, labeling, transportation, storage, and disposal regulations. Regulations concerning chemical substances, emissions, waste management, worker exposure, and sustainable manufacturing practices could increase operating costs or require modifications

to manufacturing processes. The Company's agricultural and environmental technologies, including programmable seed-growth systems and nutrient-delivery devices, may also become subject to agricultural, environmental, or land-use regulations depending on future commercial applications and jurisdictions in which products are deployed. In addition, products involving functional additives, biologically active compounds, fragrances, pharmaceuticals, nutraceuticals, or food-related applications may require additional regulatory review or approvals before commercialization in certain industries or markets. The Company also relies heavily on intellectual property protection. Patent, trademark, licensing, and trade-secret laws are important to maintaining the Company's competitive position. Changes in intellectual property laws, patent enforcement standards, or international IP protections could affect the Company's ability to protect and commercialize its technologies. The Company believes it is currently in material compliance with applicable regulations relating to its present operations. However, future changes in environmental laws, chemical regulations, import/export controls, additive manufacturing standards, or industry-specific compliance requirements could increase research, manufacturing, testing, and operational costs. As sustainability, environmental accountability, and advanced materials regulation continue evolving globally, the Company expects regulatory oversight of programmable polymers, biodegradable materials, and functional additive manufacturing technologies to increase over time. The Company intends to continue monitoring applicable regulations and adapting its operations and product development activities accordingly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.
Estimated attorney and accountant/auditor fees are fixed-fee engagements and do not vary with the amount raised; the same dollar amounts are therefore shown at both the Minimum Amount and the Maximum Amount. The amounts in the table above are estimates. Actual professional fees and other costs may be lower than the estimated amounts shown, particularly at the maximum offering amount, in which case the Company intends to apply the difference to Research and Development. The Company reserves the right to reallocate the use of proceeds among the categories shown, or to other corporate purposes, as its business needs require, in the good-faith discretion of management.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$3,200	8.00%	$400,000
Campaign marketing expenses or related reimbursement	5.00%	$2,000	5.00%	$250,000
Estimated Attorney Fees	18.75%	$7,500	0.15%	$7,500
Estimated Accountant/Auditor Fees	12.50%	$5,000	0.10%	$5,000
General Marketing	5.00%	$2,000	10.00%	$500,000
Research and Development	25.00%	$10,000	40.25%	$2,012,500
Manufacturing	7.50%	$3,000	12.00%	$600,000
Equipment Purchases	5.00%	$2,000	9.00%	$450,000
Future Wages	7.50%	$3,000	7.00%	$350,000
General Working Capital	5.75%	$2,300	7.50%	$375,000
IP protection	0.00%	$0	1.00%	$50,000
Total	**100.00%**	**$40,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company intends to use the proceeds from the Offering primarily to accelerate research and development activities, expand its intellectual property portfolio, develop prototype systems, purchase manufacturing and laboratory equipment, support commercialization efforts, and fund general operating activities.

Allocation Priorities:

- At the Minimum Offering Amount: The Company intends to prioritize core research and development activities, intellectual property protection, and essential operational expenses.

- At the Maximum Offering Amount: The Company expects to significantly expand product development, commercialization capabilities, manufacturing readiness, and strategic growth initiatives. A substantial portion of these proceeds will be allocated toward programmable material development, additive manufacturing research, functional filament technologies, autonomous agricultural systems, and advanced analog computing material platforms.

Management Discretion and Reallocation:

The amount set forth above are estimates only. The Company reserves the right to modify or reallocate the anticipated use of proceeds at the discretion of management based on changing business condition, technological developments, operational requirements, regulatory considerations, or other factors deemed to be in the best interests of the Company.

In addition, the actual amounts expended for each category may differ materially from current estimates due to unforeseen circumstances or evolving business priorities. Any proceeds not immediately utilized for the purposes described may be used for general working capital and general corporate purposes.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Manuel Rendon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (CEO): Inception-Present
Director: Inception- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

String Cubed, Inc.- Chief Executive Officer (Inception- Present)
Responsibilities: Manages overall corporate strategy, proprietary chemistry formulation, and technical R&D for advanced material products.

Education

Bachelor's degree in Environmental Engineering with a concentration in Chemistry. Mr. Rendon earned this degree from the Experimental University of Táchira (UNET) in Venezuela.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee in Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Manuel Rendon	Founder, CEO & CTO	October 19, 2023	-

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount authorized	100,000,000
Amount outstanding	100,000,000
Voting Rights	One vote per share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock in the future.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	The existing holders of Class A Voting Common Stockholders retain full voting control of the Company prior to and after the Offering.

Type of security	Class B Non-Voting Common Stock
Amount authorized	20,000,000
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock in the future.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

The Company has the following debt outstanding:

Creditor(s)	Tesla Finance LLC (vehicle financing)
Amount Outstanding	$55,850 as of December 31, 2025 ($11,780 current portion; $44,070 long-term portion)
Interest Rate	6.09% per annum
Maturity Date	May 2030 (72 monthly installments beginning May 2024)
Other Material Terms	Financing for the Company's 2024 Tesla Cybertruck used in Company operations; original principal of $74,314; monthly

	payments of approximately $1,238; secured by the vehicle.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $40,000,000.

The Company has not conducted any offerings, exempt or not, in the past 3 years.
The offering price of $0.40 per share was determined internally by management and was not established by an independent valuation. In setting the price, management considered the Company's intellectual property portfolio (including its issued patent and pending applications), the contractual economics of the Master Agreement with Timeplast, the Company's stage of development and capital requirements, and the terms of comparable early-stage offerings. The price is not based on the Company's book value, historical earnings or any other recognized valuation methodology, and investors should review the related risk factor above.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is currently organized as a privately held Florida corporation. The Company's ownership structure consists primarily of Class A Voting Common Stock held by the founder and Class B Non-Voting Common Stock reserved for investors in this Offering, together with shares reserved for future issuances, strategic investors, employees, advisors, consultants, and potential equity incentive arrangements. As of the date of this Offering: the Company's founder and Chief Executive Officer, Manuel Rendon, maintains 100% controlling ownership and voting control of the Company, through his ownership of Class A voting Common Stock. The Company has authorized 120,000,000 total shares of capital stock under its Articles of Amendment, consisting of 100,000,000 shares of Class A Voting Common Stock and 20,000,000 shares of Class B Non-Voting Common Stock. Additional shares may be issued in connection with future financings, employee incentive plans, strategic partnerships, acquisitions, conversions, warrants, options, or other corporate purposes.

The Company's capitalization may include issued and outstanding Class A Voting Common Stock, Class B Non-Voting Common Stock, reserved but unissued shares, and securities that may be convertible into equity in future financing transactions. Investors participating in this Offering will acquire ownership interests solely in the form of shares of Class B Non-Voting Common Stock offered pursuant to the Offering documents. Following completion of the Offering, existing shareholders, including the founder, are expected to continue maintaining controlling ownership and full voting control of the Company. The Company may also establish or expand equity incentive plans in the future to attract and retain employees, engineers, advisors, consultants, and strategic collaborators as operations grow. The ownership percentages of existing and future shareholders may be diluted by future equity financings, option issuances, warrant exercises, convertible securities, acquisitions, or other corporate transactions authorized by the Board of Directors. Management believes the current ownership structure provides

operational flexibility while allowing the Company to pursue future capital raises, strategic partnerships, and long-term commercialization objectives.

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Manuel Rendon	100.0%

Following the Offering, Mr. Rendon will continue to hold 100% of the Company's voting power in all scenarios, because the Securities offered (including Bonus Shares) are Class B Non-Voting Common Stock. On an economic basis, based on 100,000,000 shares of Class A Voting Common Stock outstanding before the Offering: if only the Minimum Amount is raised, purchasers will hold 100,000 purchased shares plus up to 50,000 Bonus Shares — approximately 0.10% to 0.15% of total outstanding shares; if the Maximum Amount is raised, purchasers will hold 12,500,000 purchased shares plus up to 6,250,000 Bonus Shares — approximately 11.1% to 15.8% of total outstanding shares (112,500,000 to 118,750,000 total shares outstanding) — with the Founder holding the remainder, approximately 99.9% to 84.2% of total outstanding shares depending on the amount raised and Bonus Shares issued.

FINANCIAL INFORMATION

Operating model and current operations. The Company operates deliberately as a low-expense organization. Its current operating activity is focused on developing one new functional filament formulation per month for Timeplast, Inc. under the Master Agreement, work that steadily expands the portfolio of materials available to the Manifester platform while generating a fixed development fee of $989 per month. The Company's revenue to date has consisted of these development fees and the $69,350 paid by Timeplast in 2024 for completed development deliverables; development-fee revenue was $7,912 in fiscal 2025, and the Company operated at a net loss of $25,640 for the year.

Results of operations, fiscal 2025 compared to fiscal 2024. The Company's revenue was $7,912 in fiscal 2025, compared to $69,350 in fiscal 2024, and the Company recorded a net loss of $25,640 in fiscal 2025, compared to net income of $46,788 in fiscal 2024. The change reflects a shift in revenue mix rather than a deterioration of the business: fiscal 2024 revenue consisted of one-time payments for completed development deliverables under the January 2024 agreement with Timeplast, Inc., while fiscal 2025 revenue consisted of the recurring $989 monthly development fee under the arrangement now confirmed in the Master Agreement. Operating expenses in both years consisted principally of development activity, administrative costs, depreciation and vehicle-related costs.

Financial position and liquidity. As of December 31, 2025, the date of the Company's audited financial statements, the Company had cash on hand of $2,844. Its principal recurring obligations are modest: development activity, administrative costs, and vehicle financing payments of approximately $1,238 per month. From inception through the date of this Form C, the Founder has personally funded the Company's operating needs as they arise, contributing capital when required rather than maintaining a large cash balance, so cash on hand at any given time is intentionally minimal. The Founder intends to continue funding operations personally until proceeds of this Offering become available, and on that basis management believes the Company can continue operating for at least the next twelve

months; however, the Founder has no binding obligation to continue such funding. The Company's indebtedness consists of vehicle financing with monthly payments of approximately $1,238; the Company has no other material outstanding indebtedness. The financed vehicle is an electric truck that the Company uses as a mobile laboratory: a controlled, powered enclosure with connected laboratory equipment that can be positioned outdoors to test filament performance under real rainfall, for example measuring how much water a given length of 1.75 mm filament absorbs at a measured amount of precipitation, in support of feasibility work on functional filaments under development, such as a plant-nutrient filament designed to absorb rainwater and release it slowly, carrying nutrients, after the rain stops. The Company selected an electric vehicle deliberately: the laboratory equipment runs continuously on the vehicle's battery without combustion exhaust, which matters because the vehicle operates in a residential setting, and the alternative would have required substantially more expensive fixed equipment together with dedicated land and electrical-grid access. This funding approach is a deliberate governance choice: the Founder has declined venture capital and other controlling or large-block investors in order to preserve the Company's governance, voting structure and long-term vision, and instead contributes funds personally, month to month, whenever the Company's legal, operational and other needs exceed its development-fee income.

Sufficiency of the Offering proceeds. If only the Target Offering Amount of $40,000 is raised, approximately $17,700 of it will be applied to intermediary, professional, marketing and related offering costs as described in the Use of Proceeds, leaving approximately $22,300 for operations. That amount alone would fund only limited additional development, and the Company would remain dependent on the Founder's continued personal funding, which he intends, but is not obligated, to provide. If the Maximum Amount is raised, the Company believes the proceeds will be sufficient to carry out its Manifester development, manufacturing preparation and product plans as described in the Use of Proceeds.

Material changes and trends since December 31, 2025. Since December 31, 2025, the Company executed the Master Agreement with Timeplast on August 28, 2026, confirming the exclusive license, manufacturing and revenue arrangements described in this Form C; the $989 monthly development fee has continued; and the Founder has continued to fund the Company's operating needs personally. The Company is not aware of any other material changes or trends in its financial condition.

Why the Company is raising capital. The Company's development-fee income sustains its current low-expense operations but cannot fund the next phase. The Company is raising capital in this Offering precisely to unfold its plans for the Manifester: completing development of the analog-automated fabrication technology, preparing hardware manufacturing, and building the Company's own product lines, in each case as described in the Use of Proceeds section of this Form C. Until those proceeds are available, the Company intends to maintain its current low-expense operating model. The Company chose regulation crowdfunding for this raise for the same reason: it allows the Company to raise the capital it needs from many investors in a non-voting class of shares, preserving the governance structure described in this Form C.

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements for the fiscal years ended December 31, 2025 and December 31, 2024 attached as Exhibit A have been audited by an independent certified public accountant.

Operations

String Cubed is an early-stage research-and-development company operating in advanced materials, analog computing systems, and additive manufacturing technologies. As a result, the Company expects to experience the operational, liquidity, and commercialization challenges commonly associated with emerging technology companies developing novel hardware, material-science, and intellectual-property platforms. The Company's current financial milestones include: development and expansion of its patent portfolio, commercialization planning for the TimePen and Bloominite product lines, continued development of programmable filament technologies, and execution of contract filament-development work for Timeplast, Inc. under a fixed monthly development fee (which is not royalty). The Company's three-year business plan projects approximately: $127,000 in revenue during Year One, $345,000 in revenue during Year Two, and approximately $500,000 in revenue during Year Three. The Company anticipates that a substantial portion of near-term revenue will initially be generated through: contract filament-development fees from Timeplast (a fixed fee that is not a royalty; the Company has no royalty on TimeMass filament sales and has waived any share of Manifester materials revenue), uncommitted sales of the Company's own analog-computing products, and gradual commercialization of the TimePen and Bloominite platforms. Operationally, the Company faces several important challenges, including: scaling research and development activities, hiring and retaining qualified engineering personnel, transitioning prototype technologies into manufacturable commercial products, establishing distribution and sales channels, protecting intellectual property, and managing the complexity of advanced materials development and additive manufacturing systems. The Company also faces commercialization and execution risks associated with: product launch timing, engineering productivity, supplier and manufacturing coordination, regulatory compliance, and market adoption of novel technologies and products. The Company expects to incur operating losses during its development stage. Based on current projections, estimated operating expenses are expected to increase from approximately: $450,000 in Year One, to $692,000 in Year Two, and approximately $1,039,000 in Year Three, as the Company expands engineering capacity, product development, manufacturing readiness, intellectual property activities, and commercialization efforts. As a result, the Company expects to require additional capital to fund operations, research and development, hiring, product commercialization, and working capital requirements during the early stages of growth. The Company estimates cumulative operating shortfalls of approximately $1.42 million across the initial three-year planning horizon under its base-case assumptions. Liquidity challenges may include: limited operating history, dependence on external financing, uncertainty regarding future revenues, fluctuations in material and manufacturing costs, and delays in commercialization or customer adoption. The Company's future success depends in part on its ability to: successfully commercialize its technologies, expand strategic relationships, maintain intellectual property protection, obtain additional financing when needed, and scale operations efficiently while continuing technological innovation. Management believes the contemplated Offering is intended to provide sufficient capital to support the Company's anticipated development activities, operational growth, intellectual property prosecution, and commercialization roadmap during the current planning horizon.

Management does not currently expect the Company to achieve profitability during the 12 months following receipt of the Offering proceeds. The Company is presently in a development and commercialization stage focused on expanding its intellectual property portfolio, advancing research and development activities, completing product engineering, and establishing initial commercial operations. During the 12-month period following the Offering, management's

primary business objectives are expected to include: advancing programmable material and additive manufacturing technologies, expanding the Company's patent and intellectual property portfolio, completing commercialization readiness for the TimePen and Bloominite product lines, increasing contract filament-development activities, strengthening the Company's relationship with Timeplast, Inc., developing manufacturing and distribution capabilities, and expanding brand awareness and strategic partnerships. Management intends to pursue the following steps to improve the Company's long-term path toward profitability: Expansion of Revenue-Generating Activities The Company intends to increase contract filament-development services other fee-based development activities (the Company has no royalty-generating agreements) associated with TimeMass filament technologies. Management believes these revenue streams provide relatively high-margin opportunities capable of supporting future operational scaling. Commercial Launch of Proprietary Products Management intends to continue development and commercialization of the TimePen handheld printing platform and the Bloominite analog growth device. The Company expects these products to contribute increasing revenue over time as production capacity, sales channels, and market awareness expand. Intellectual Property Development and Licensing The Company intends to continue prosecuting pending patent applications and developing additional proprietary technologies that may create future licensing, partnership, or commercialization opportunities. Management believes intellectual property protection is a core component of the Company's long-term competitive strategy. Disciplined Operational Scaling Management intends to scale headcount, manufacturing activities, and operational infrastructure gradually in alignment with revenue growth and available capital resources. The Company's operating model is designed to maintain flexibility while minimizing unnecessary fixed overhead during the early stages of commercialization. Research and Development Investment A substantial portion of Offering proceeds is expected to support continued research and development activities involving programmable polymers, analog computing systems, additive manufacturing technologies, and autonomous material systems. Management believes these investments are necessary to support future commercial opportunities and technological differentiation. Strategic Partnerships and Distribution Development The Company intends to pursue strategic relationships with manufacturing partners, distributors, retailers, and technology collaborators to expand commercialization opportunities and improve scalability. Management believes partnerships may reduce capital intensity while accelerating market access. Management believes that successful execution of these objectives may position the Company for future revenue growth, operational scaling, and eventual profitability. However, there can be no assurance that the Company will achieve profitability within any specific timeframe, and the Company may require additional financing to continue operations and execute its long-term business strategy.

Liquidity and Capital Resources

The proceeds from the Offering are expected to provide the Company with additional working capital necessary to expand operations, continue research and development activities, support commercialization efforts, and improve overall liquidity. Management expects that the Offering proceeds will allow the Company to accelerate development of programmable material technologies, continue intellectual property prosecution and patent filings, expand engineering and operational capabilities, purchase manufacturing and laboratory equipment, fund prototyping and testing activities, support commercialization of the TimePen and Bloominite product lines, and strengthen general corporate operations and working capital reserves. The Company currently operates as an early-stage research-and-development business and expects to incur operating losses as it continues building its technology platform and commercial infrastructure. Based on current projections, the Company anticipates operating expenses associated with

engineering personnel, research and development, manufacturing preparation, intellectual property protection, legal and accounting compliance, and marketing and commercialization activities. Management believes the Offering proceeds will improve the Company's liquidity position by extending operational runway, reducing near-term financing pressure, supporting ongoing development activities, and allowing management to execute the Company's strategic growth plan with greater flexibility and stability. The Company expects that access to additional capital may also improve its ability to negotiate supplier and manufacturing relationships, scale production capabilities, attract engineering and technical talent, and pursue strategic partnerships and licensing opportunities. At lower funding levels, management intends to prioritize core research and development, intellectual property protection, and essential operational activities. At higher funding levels, the Company expects to accelerate commercialization efforts, increase engineering capacity, expand manufacturing readiness, and advance development of additional technologies, including future analog computing and autonomous manufacturing platforms. Management believes the contemplated Offering may provide sufficient capital to support planned operations and development activities during the current business planning horizon. However, the Company may require additional financing in the future depending on operating results, commercialization timelines, product development progress, and market conditions.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than the manufacturing capacity and equipment purchases expected to be funded from Offering proceeds as described in "Use of Proceeds," the Company does not currently intend to make any other material capital expenditures.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 12,500,000 shares of Class B Non-Voting Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $40,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 1, 2027 (the "Offering Deadline") in order to

receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

Bonus Shares and Perks. In addition to the shares of Class B Non-Voting Common Stock purchased at the Offering price of $0.40 per share, the Company will issue additional shares of Class B Non-Voting Common Stock ("Bonus Shares") to qualifying investors at no additional cost, as described below. Bonus Shares are shares of the same class as the Securities offered hereby, carry identical rights, are issued at the applicable closing together with the purchased shares, and require no additional payment.

Time-Based Bonus Shares. Investments during the first 30 days of the Offering receive 15% Bonus Shares; investments during days 31 through 60 receive 10% Bonus Shares; and investments during days 61 through 90 receive 5% Bonus Shares. The applicable period is determined by the date the investment commitment is received.

Amount-Based Bonus Shares and Perks. Investments of $2,000 or more receive 5% Bonus Shares and a virtual tour of the Company's facilities; $5,000 or more, 10% Bonus Shares; $10,000 or more, 15% Bonus Shares and a virtual meeting with the founder; $25,000 or more, 20% Bonus Shares and an in-person meeting and lunch with the founder; and $50,000 or more, 25% Bonus Shares. Perks are experiences of nominal value offered as a courtesy; they are not securities, carry no monetary value, and are not part of the investment return.

Bonus Shares for Timeplast Investors. Investors of record in Timeplast, Inc., an affiliate of the Founder, receive 10% Bonus Shares. Eligibility will be verified against Timeplast's records. Timeplast receives no compensation in connection with this program.

Stacking; Maximum Bonus; Effective Price. All Bonus Share tiers stack. The maximum combined Bonus Share percentage is 50% (for example, a $50,000 or greater investment by a Timeplast investor during the first 30 days of the Offering: 15% + 25% + 10%). An investor receiving the maximum 50% receives 1.5 shares for each $0.40 invested, an effective price of approximately $0.2667 per share; an investor receiving a 10% bonus pays an effective price of approximately $0.3636 per share; and an investor receiving no Bonus Shares pays $0.40 per share — up to 50% more per share than an investor receiving the maximum bonus. Because Bonus Shares are issued for no additional consideration, they dilute the percentage ownership of all other holders, including investors who receive smaller bonuses or none.

Share Amounts. If the maximum offering amount of $5,000,000 is sold (12,500,000 purchased shares) and every investor qualified for the maximum 50% bonus, up to 6,250,000 Bonus Shares would be issued, for a maximum of 18,750,000 shares of Class B Non-Voting Common Stock issuable in this Offering — within the Company's 20,000,000 authorized Class B shares. The $5,000,000 maximum offering amount refers to cash subscriptions; Bonus Shares are issued in addition to, and do not reduce, the shares purchased for cash.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Dealmaker Securities, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first

using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $40,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight percent (8%) cash commission based on the dollar amount of Securities sold in the Offering, payable after each successful closing, including any intermediary closings, together with the other fees described in the Company's agreement with the Intermediary.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Company will act as its own Transfer Agent and Registrar.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this offering, if the minimum target amount is sold, our authorized capital stock will consist of 120,000,000 shares of common stock, no par value (divided into 100,000,000 shares of Class A Voting Common Stock and 20,000,000 shares of Class B Non-Voting Common Stock), of which up to 100,150,000 common shares will be issued and outstanding (including up to 50,000 Bonus Shares issued at no additional cost) (consisting of 100,000,000 shares of Class A Voting Common Stock and 100,000 shares of Class B Non-Voting Common Stock). If the maximum offering amount is sold, 112,500,000 common shares will be issued and outstanding (consisting of 100,000,000 shares of Class A Voting Common Stock and 12,500,000 shares of Class B Non-Voting Common Stock).

Holders of the Class B Non-Voting Common Stock offered in this Offering have no voting rights on any corporate matters, including the election of directors, board composition, or management policy. Complete voting control of the Company remains vested in the sole holder of Class A Voting Common Stock.

Dividend Rights

Holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to share equally, on a per-share basis, in any dividends declared by the Board of Directors out of funds legally available therefor.

The Company does not intend to issue dividends in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to share ratably on a per-share basis in the Company's net assets legally available for distribution to shareholders after payment of all corporate liabilities and obligations.

Other Rights

Other than as set forth in any shareholder agreements or described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All shares sold in this offering will be, when sold and issued upon payment therefor, validly issued, and non-assessable.

Voting and Control

Securities Offered: Class B Non-Voting Common Stock

Voting Rights: No voting rights. Holders of Class B Non-Voting Common Stock possess no voting power on any corporate matters or shareholder votes. Complete voting control remains concentrated 100% in the Class A Voting Common Stock.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Transaction 1 — Development and Technology Transfer Agreement (January 20, 2024)

Related Person/Entity	Timeplast, Inc. ("Timeplast"), a Delaware corporation, and Manuel Rendon.
Relationship to the Company	Mr. Rendon is the Company's founder, Chief Executive Officer, sole director and sole shareholder, owning 100% of the Company's voting equity prior to this Offering. Mr. Rendon is also the founder, President and Chief Executive Officer, and sole director of Timeplast, and controls Timeplast for purposes of the definition of related persons above.
Total amount of money involved	$69,350, paid by Timeplast to the Company (recognized as the Company's fiscal 2024 revenue).
Benefits or compensation received by related person	Timeplast received development and technology-transfer deliverables, including the TimeMass Soap formulation and a portfolio of TimeMass functional filament formulations, together with a perpetual, fully paid-up, royalty-free license to the Company's Bloominite patent (U.S. Patent No. 12,564,142 B1).

Benefits or compensation received by Company	$69,350 in cash consideration.
Description of the transaction	Under the Original Agreement, dated January 20, 2024, the Company performed materials-development and technology-transfer services for Timeplast and licensed the Bloominite patent as a supplemental deliverable. The deliverables have been completed and delivered. The Original Agreement, the deliverables under it and the consideration paid for them are confirmed and restated in the Master Agreement described in Transaction 3 below.

Transaction 2 — Continuing Monthly Filament-Development Arrangement

Related Person/Entity	Timeplast, Inc. and Manuel Rendon (relationship as described in Transaction 1).
Relationship to the Company	See Transaction 1.
Total amount of money involved	$989 per month (approximately $11,868 per year). The Company recognized $7,912 under this arrangement in fiscal 2025, which was the Company's only fiscal 2025 revenue.
Benefits or compensation received by related person	Timeplast receives one new functional TimeMass filament formulation each month and retains 100% of the revenue and profits from TimeMass products. The Company has no royalty or revenue share in TimeMass sales.
Benefits or compensation received by Company	A fixed research-and-development fee of $989 per month.
Description of the transaction	A continuing month-to-month development arrangement, confirmed and restated in the Master Agreement, under which the Company develops one new functional filament formulation per month for a fixed fee. The fee is not a royalty or revenue share. Either party may discontinue the arrangement on thirty (30) days' written notice. This arrangement is expected to represent a substantial portion of the Company's near-term revenue.

Transaction 3 — Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement (effective as of August 4, 2026)

Related Person/Entity	Timeplast, Inc. and Manuel Rendon (relationship as described in Transaction 1). Mr. Rendon executed the Master Agreement on behalf of both companies in his respective officer capacities.
Relationship to the Company	See Transaction 1.
Total amount of money involved	No fixed aggregate dollar amount; the Master Agreement establishes the ongoing economic arrangements described in this row, in addition to confirming Transactions 1 and 2.
Benefits or compensation received by related person	Timeplast receives: an exclusive, perpetual, worldwide license to all Manifester-related technologies, with the Company's covenant never to license those technologies to any other company; the exclusive right to sell the Manifester device; the position of sole and exclusive supplier of every material consumed by or with the Manifester, retaining 100% of materials revenue (the Company has irrevocably waived any share of it); 70% of net hardware profit from Manifester device sales; and operation of the Manifester Object Store as merchant of record, retaining a 30% platform commission on store transactions. The jointly owned patent application titled "3D Printable Photovoltaic Filament for Solar Energy Generation" (Application No. 19/654,878) covers Manifester technology developed by the Company and falls within this exclusive license under Sections 9.1 and 9.2 of the Master Agreement, with the parties' fields allocated under Sections 7.1 and 15.2; the parties intend to enter into a patent-specific addendum confirming ownership, prosecution responsibility and cost allocation for that application.
Benefits or compensation received by Company	The Company receives: continuation of the $989 monthly development fee; the position of exclusive manufacturer of Manifester hardware, with units sold to Timeplast at documented cost, without markup, plus 30% of net hardware profit as a hardware-manufacturer fee; and 70% of Manifester Object Store receipts for objects the Company develops. Timeplast bears

	materials commercialization for the Manifester program.
Description of the transaction	The Master Agreement, effective as of August 4, 2026, is a related-party agreement that confirms the parties' historical transactions and governs the Manifester program going forward. Its term is perpetual; neither party may terminate it for convenience or for breach (remedies for breach are limited to damages and injunctive relief), and a party's technology reverts to it only upon a bankruptcy event of the other party. Each company must finance only its own field with its own capital: the Company may not use proceeds of this Offering to fund Timeplast, and Timeplast may not use proceeds of its offerings to fund the Company (Section 6.4); payments between the companies are limited to consideration for goods, services, licenses and rights actually provided. The Master Agreement was approved by the Company by written consent of its sole director and sole shareholder dated August 14, 2026, with the conflicting interest disclosed, in a manner intended to comply with Section 607.0832 of the Florida Business Corporation Act, and by Timeplast's sole director and by holders of a majority of Timeplast's outstanding shares acting by written consent under Delaware law, with shares held by Mr. Rendon and his affiliates excluded in determining disinterested approval. In connection with these approvals, the companies engaged an independent advisor to review the transaction and deliver a fairness memorandum, and each company is required under the Master Agreement to describe the relationship accurately in its own offering materials and regulatory correspondence. The Master Agreement is attached hereto as Exhibit B. The Master Agreement was executed by both companies on August 28, 2026, following completion of the approvals described above, and holders of a majority of the shares of Timeplast not held by Mr. Rendon or his affiliates executed written consents approving it. The executed Master Agreement is attached as Exhibit B.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Dual Roles of the Founder; Transactions with Timeplast. Manuel Rendon, the Company's founder, Chief Executive Officer, sole director, sole officer and sole shareholder, is also the founder, President and Chief Executive Officer, and sole director of Timeplast, Inc. Mr. Rendon therefore stands on both sides of every transaction between the Company and Timeplast, including the Original Agreement, the monthly development arrangement and the Master Agreement described under "Related Person Transactions" above, and he signs for both companies in his respective officer capacities. Timeplast has its own outside investors — approximately 9,700 investors from prior offerings — and Mr. Rendon owes fiduciary duties to both companies and their respective securityholders. Those duties may conflict, including with respect to the pricing of goods, services and licenses exchanged between the companies, the allocation of business opportunities and intellectual property, the enforcement (or non-enforcement) of contractual rights of one company against the other, and the allocation of Mr. Rendon's time. Mr. Rendon is the Company's main employee and divides his working time between the two companies as he considers best.

The terms of the Company's agreements with Timeplast were not negotiated at arm's length between independent parties, and there can be no assurance that they are as favorable to the Company as terms that could have been obtained from an unaffiliated third party. The Master Agreement grants Timeplast an exclusive, perpetual, worldwide license to the Manifester technologies, allocates 100% of Manifester materials revenue to Timeplast, provides for hardware manufacturing by the Company at documented cost plus 30% of net hardware profit, and is not terminable by either party for convenience or for breach. The Master Agreement was approved by the Company by written consent of its sole director and sole shareholder dated August 14, 2026, with the conflicting interest disclosed, in a manner intended to comply with Section 607.0832 of the Florida Business Corporation Act, and by Timeplast's sole director and by holders of a majority of Timeplast's outstanding shares acting by written consent under Delaware law. In connection with these approvals, the companies engaged an independent advisor to review the transaction and deliver a fairness memorandum, and they are maintaining documentation of the market basis for the pricing and revenue splits (for example, the 30% hardware-manufacturer fee and the 30% platform commission, which is benchmarked to prevailing application-store rates). These procedures do not eliminate the conflict, and investors should assume that conflicts of interest between the Company and Timeplast are structural and continuing. The Master Agreement was executed by both companies on August 28, 2026 following those approvals, and holders of a majority of Timeplast's disinterested shares (excluding shares held by Mr. Rendon and his affiliates) consented in writing. Separately, investors in Timeplast are eligible for Bonus Shares in this Offering, as described under "Bonus Shares and Perks"; Timeplast receives no compensation in connection with that program.

For clarity, and notwithstanding any contrary description elsewhere in this Form C: the Company's monthly fee from Timeplast is a fixed research-and-development fee, not a royalty or revenue share; the Company has no royalty on TimeMass filament sales and has irrevocably waived any share of Manifester materials revenue, all of which is retained by Timeplast.

Adjacent Fields; Corporate Separateness. The Company and Timeplast operate in adjacent technological fields. The Master Agreement allocates those fields — the Company's field comprises analog computing, the electromechanical hardware and logic of the Manifester, functional-filament algorithms and functional printed objects, while Timeplast's field comprises

its proprietary polymer materials platform — and the Company has covenanted not to enter Timeplast's materials business. Each company must finance only its own field with its own capital, and neither company may use its offering proceeds to fund the other (Master Agreement Section 6.4). Nevertheless, actual or perceived overlaps may arise — including with respect to the jointly owned patent application No. 19/654,878 described under "Related Person Transactions" above — in the allocation of corporate opportunities, intellectual-property development and commercialization priorities, and the resolution of any such overlap will be decided by Mr. Rendon on both sides. Investors in this Offering are investing only in String Cubed Inc and will have no interest in Timeplast or its revenues, including Timeplast's revenues from TimeMass products and Manifester materials.

OTHER INFORMATION

Bonus Shares will dilute investors and result in different investors paying different effective prices for the same class of shares. The Company will issue Bonus Shares of up to 50% of purchased shares at no additional cost, based on the timing and size of an investment and on prior investment in Timeplast, an affiliate of the Founder. Investors who qualify for smaller bonuses, or none, will pay an effective price per share up to 50% higher than investors receiving the maximum bonus, and every Bonus Share issued dilutes the percentage ownership of all other holders. If the maximum offering amount is sold and all investors qualify for the maximum bonus, up to 6,250,000 additional shares would be issued beyond the 12,500,000 purchased shares.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Neither the Company nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Updates regarding the progress of the Company in meeting the Target Offering Amount will be filed with the SEC on Form C-U in accordance with Rule 203 of Regulation Crowdfunding.

ADDITIONAL INFORMATION The summaries of, and references to, various documents in this Form C do not purport to be complete, and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors upon request. Prospective investors are encouraged to review the complete documents, including the Master Agreement, the Company's organizational documents and the financial statements, before investing.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Manuel Rendon
(Signature)

Manuel Rendon
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Manuel Rendon
(Signature)

Manuel Rendon
(Name)

CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements
Exhibit B Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement between Timeplast, Inc. and String Cubed, Inc. (executed August 28, 2026; effective as of August 4, 2026)
Exhibit C Offering Page
Exhibit D Video Transcript

EXHIBIT A

Financial Statements

String Cubed, Inc. (the "Company") a Florida Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2025 and 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
String Cubed, Inc.

Opinion

We have audited the financial statements of String Cubed, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025 and 2024, and the related statements of operations, statement of changes in stockholders' equity, and statement of cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 13, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,844	14,598
Total Current Assets	2,844	14,598
Non-current Assets		
Vehicle, net of Accumulated Depreciation	71,597	93,076
Patents	8,557	7,495
Total Non-Current Assets	80,154	100,571
TOTAL ASSETS	82,998	115,169
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Current Portion	11,780	10,992
Total Current Liabilities	11,780	10,992
Long-term Liabilities		
Notes Payable – Long Term Portion	44,070	57,389
Total Long-Term Liabilities	44,070	57,389
TOTAL LIABILITIES	55,850	68,381
Commitments & Contingencies (Note 4)		
EQUITY		
Additional Paid in Capital	6,000	-
Retained Earnings	21,148	46,788
Total Equity	27,148	46,788
TOTAL LIABILITIES AND EQUITY	82,998	115,169

Statement of Operations

	Year Ended December 31,	
	2025	2024
Net Revenue from Related Party	7,912	69,350
Operating Expenses		
General and Administrative	9,750	5,510
Depreciation	21,479	14,320
Total Operating Expenses	31,229	19,830
Operating Income (loss)	(23,317)	49,520
Other Expense		
Interest Expense	2,323	2,732
Total Other Expense	2,323	2,732
Earnings Before Income Taxes	(25,640)	46,788
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(25,640)	46,788

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(25,640)	46,788
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	21,479	14,320
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,479	14,320
Net Cash provided by (used in) Operating Activities	(4,161)	61,108
INVESTING ACTIVITIES		
Vehicle	-	(107,396)
Patents	(1,061)	(7,495)
Net Cash provided by (used by) Investing Activities	(1,061)	(114,891)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	-	74,314
Repayment of Notes Payable	(12,532)	(5,933)
Proceeds from Paid-in Capital	6,000	-
Net Cash provided by (used in) Financing Activities	(6,532)	68,381
Cash at the beginning of period	14,598	-
Net Cash increase (decrease) for period	(11,754)	14,598
Cash at end of period	2,844	14,598

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Retained Earnings	Total Shareholder Equity
Beginning Balance at 1/1/2024	-	-	-	-	-
Net Income (Loss)	-	-	-	46,788	46,788
Ending Balance 12/31/2024	-	-	-	46,788	46,788
Paid-in Capital		-	6,000	-	6,000
Net Income (Loss)	-	-	-	(25,640)	(25,640)
Ending Balance 12/31/2025	-	-	6,000	21,148	27,148

String Cubed, Inc.
Notes to the Audited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

String Cubed, Inc. (the "Company") was formed in Florida on October 3rd, 2023. The Company is an early-stage technology company focused on the research, development, and commercialization of analog computing systems, advanced materials, and additive-manufacturing technologies, including product development programs such as Bloominite, TimePen, TimeMass-related development, and related functional filament applications. The Company's activities also include the development and commercialization of analog computing technologies, advanced materials, additive manufacturing systems, and related intellectual property through licensing and strategic partnerships.

The Company's headquarters are located in Winter Springs, Florida. The Company has generated revenue primarily through development services, technology transfer, testing, and product-development activities, including related-party development work performed for Timeplast, Inc.

The Company is preparing for a contemplated Regulation Crowdfunding offering in 2026 to raise operating and commercialization capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when control of promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to receive. The Company's revenue during the periods presented primarily consisted of development services, technology transfer, testing, prototyping, and related engineering support. Performance obligations are generally satisfied as services are performed or upon completion of the agreed development or testing work. Payment terms are generally due upon completion, transfer, or as otherwise agreed by the parties, and the Company does not generally provide returns, refunds, warranties, or other similar obligations for development-service revenue. During 2024, the Company recognized revenue from a Development and Technology Transfer Agreement with Timeplast, Inc. for development services and access to certain String Cubed technologies. During 2025, the Company recognized revenue from recurring filament testing and development services performed for Timeplast. Amounts received as reimbursement of expenses paid on behalf of a related party are not considered operating revenue when the Company does not ultimately bear the cost of the underlying expense.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Vehicle	5	107,396	(35,799)	-	71,597
Grand Total	**-**	**107,396**	**(35,799)**	**-**	**71,597**

Patents

The Company capitalizes costs directly associated with obtaining patents and other intellectual property rights. As of December 31, 2025, the related patent had not yet been issued and was not ready for its intended use; accordingly, no amortization expense was recognized during the years ended December 31, 2025 or 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2025 and 2024, all of the Company's revenue was generated from Timeplast, Inc., a related party under common ownership by the founder of the Company. The Company and TimePlast, Inc. operate as completely separate legal entities with separate books, records, bank accounts, accounting records, and independently owned intellectual property. The Company was established to pursue analog computing technologies and advanced functional filament development that involve a substantially different technical and commercial risk profile than TimePlast's core plastics business. The development agreements between both entities compensated the Company for research, engineering, formulation development, testing, and technology transfer services, while ownership of the Company's underlying intellectual property remains with the Company except where expressly licensed or transferred under written agreements.

During 2025, the Company's founder provided services, organizational support, and intellectual property development to the Company. The founder also contributed $6,000 in cash funding via personal transfer on October 9, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company financed a 2024 Tesla Cybertruck under a retail installment sales contract dated May 3, 2024. The loan is secured by the vehicle. The loan term is 72 months and requires monthly payments of approximately $1,238. The loan accrues interest at 6.09% annually. The Company received a total of $74,314. The loan is not convertible into equity and does not contain equity-linked features. The balance of the loan was $55,850 and $68,381 as of December 31st, 2025 and 2024.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	11780
2027	12518
2028	13302
2029	14134
2030	4,116
Thereafter	-

NOTE 6 – EQUITY

The Company had authorized 1,000 Common Shares with no par value. In 2026, the Company amended its articles of incorporation to increase the total amount of authorized shares to 100,000,000 Common Stock with no par value. No shares were issued or outstanding as of December 31st, 2025 and 2024.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors. During the periods presented, the Company did not distribute dividends to its founder and substantially all available resources were reinvested into research, patent development, and commercialization.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 13, 2026, the date these financial statements were available to be issued.

In 2026, the Company amended its articles of incorporation to increase the total amount of authorized shares to 100,000,000 Common Stock with no par value.

In May of 2026, the Company issued 12,500,000 shares of Common Stock to its founder in consideration of intellectual property contributed, inventions, know-how, proprietary technology, trade secrets, and patent related developments, organizational and formation expenses incurred on behalf of the Company, prior services rendered in developing the Company's technology and business, and cash contributions and other valuable consideration previously provided to the Company.

The Company continued preparations for a contemplated Regulation Crowdfunding offering intended to support future operations and growth initiatives.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in 2025, incurred negative working capital and negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue generating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CONCENTRATION RISKS

In 2025 and 2024, all of the Company's revenue was generated from a related party under common ownership by the founder of the Company. Loss of this relationship or a reduction in related-party development work could materially affect near-term revenue.

The Company is dependent on the continued services, technical knowledge, and leadership of the founder. Loss of his services could materially adversely affect the Company's operations, intellectual property development, fundraising, and commercialization plans.

The Company's value and commercialization plans are concentrated in proprietary intellectual property, pending and granted patent rights, and technical know-how. The Company may be adversely affected if patents are not granted, if granted claims are narrowed, if products are not successfully commercialized, or if competitors develop similar technologies.

The Company has limited operating history and limited revenue. Near-term operations are dependent on access to capital, related-party development work, and successful execution of product development programs including TimePen, TimeMass-related technologies, and functional filament applications.

EXHIBIT B

Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement between Timeplast, Inc. and String Cubed, Inc. (executed August 28, 2026; effective as of August 4, 2026)

TIMEPLAST INC.

a Delaware corporation

NOTICE AND REQUEST FOR ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS

Notice Date: August 18th, 2026

To the Shareholders of Timeplast Inc. (the "Corporation"):

1. Purpose of this Notice. The Board of Directors of the Corporation, acting through its sole director, is asking the shareholders of the Corporation to **authorize, approve and ratify**, by written consent in lieu of a meeting under Section 228 of the Delaware General Corporation Law (the "DGCL") and Article I, Section 13 of the Corporation's Amended and Restated Bylaws effective as of July 1, 2025 (the "Bylaws"), the Exclusive License, Manufacturing and Supply Agreement between the Corporation and String Cubed, Inc., a Florida corporation ("StringCubed"), to be effective as of August 4, 2026 (the "Master Agreement"), its perpetual, royalty-free and exclusive licensing of its Manifester patents and technologies to Timeplast Inc., and the historical related-party transactions it confirms. A complete copy of the Exclusive licensing agreement, including all exhibits and annexes, is enclosed as **Exhibit A**, and the form of written consent is enclosed following this Notice. This Notice is being delivered to **each shareholder of record** of the Corporation **by email through the Corporation's official timeplas.com email domain.**

2. Disclosure of Conflicting Interest — Please Read Carefully. Manuel Rendon (the "Founder") is the founder, President and Chief Executive Officer, a stockholder, and currently the **sole director** of the Corporation. He is also the founder, Chief Executive Officer and **controlling stockholder of StringCubed**, the other party to the Exclusive licensing Agreement. The Founder therefore has a direct financial interest on **both sides** of the Master Agreement and, if it is approved, will sign it on behalf of both companies in his respective corporate capacities. Because the Corporation's only director is interested in the transaction, there is no disinterested director available to approve it; the Board is therefore seeking authorization, approval and ratification directly from the shareholders, after full disclosure, under Article II, Section 11(b) and Article III, Section 5 of the Bylaws, in a manner intended to satisfy Section 144 of the DGCL.

3. Summary of the Material Terms of the Exclusive licensing Agreement. The following summary is qualified in its entirety by the full text of the Master Agreement (see in particular the summary of economic terms in Exhibit D thereto). Shareholders are urged to read the Master Agreement in full.

- **Exclusive license to the Corporation.** StringCubed grants the Corporation an **exclusive, perpetual, worldwide license** to all Manifester-related technologies and covenants that it will **never license those technologies to any other company**.
- **Materials exclusivity.** The Corporation is the **sole and exclusive supplier** of every material consumed by or with the Manifester and retains **100% of materials revenue**; StringCubed irrevocably waives any share of it.
- **Corporate separateness; no cross-funding.** Each company must finance only its own field with its own capital. The Corporation may not use any Regulation A proceeds to fund StringCubed, and StringCubed may not use any of its offering proceeds to fund the Corporation (Section 6.4). Payments between the companies are limited to consideration for goods, services, licenses and rights actually provided under the Master Agreement.

- **Confirmation of the Original Agreement.** The Master Agreement confirms the Development and Technology Transfer Agreement dated January 20, 2024, under which the Corporation paid StringCubed **$69,350** for development, technology-transfer and license deliverables, including the TimeMass Soap formulation, the TimeMass filament portfolio and a perpetual, fully paid-up, royalty-free license to StringCubed's Bloominite USPTO-Grant patent.
- **Monthly development arrangement.** The Corporation's continuing month-to-month arrangement is restated: the Corporation pays StringCubed a fixed research-and-development fee of **$989 per month** for one new functional filament formulation each month. The fee is not a royalty or revenue share, and the Corporation retains **100% of the revenue and profits** from TimeMass products. Either party may discontinue the arrangement on 30 days' notice.
- **Hardware economics.** StringCubed manufactures Manifester hardware and sells units to the Corporation **at documented cost, without markup**; the Corporation is the exclusive seller of the device and retains **70% of net hardware profit**, with **30%** paid to StringCubed as a hardware manufacturer fee.
- **Manifester Object Store.** The Corporation operates the Manifester Object Store as merchant of record and retains a **30% platform commission** (benchmarked to Apple's standard App Store rate); **70%** of store receipts are paid to the developer of the applicable object (StringCubed, for objects it develops).
- **Term; reversion.** The Master Agreement is perpetual; neither party may terminate it for convenience or for breach (remedies for breach are damages and injunctive relief). A party's technology reverts to it only upon a bankruptcy event of the other party.
- **Disclosure obligations.** Each company must accurately describe the relationship, the Founder's dual roles, the historical payments and the ongoing payments in its own SEC offering materials and regulatory responses (Sections 16.4 and 16.6).

4. Historical Related-Party Transactions Being Ratified. Shareholders are also being asked to ratify that The Corporation's audited financial statements report net revenue of $48,529 for fiscal year 2024 and $171,108 for fiscal year 2025, which is 100% attributed to TimeMass filament products developed by StringCubed, as described in Article 3 of the Exclusive licensing Agreement and the reconciliation described in Section 3.5 thereof. The audited financial reconciliation for these sums is one of the Exhibits in the Exclusive licensing Agreement. Further documents and clarification is available on request using the contact below.

5. How this Written Consent Works.

- You may sign the enclosed consent **on or after August 25th, 2026** — as the Bylaws give every shareholder at least seven (7) days to consider a requested written consent.
- The consent becomes effective when the Corporation has received signed consents from holders of at least a **majority of the issued and outstanding shares entitled to vote**.
- To be effective, your signed consent must be received by the Corporation **within sixty (60) days** of the date you sign it.
- The Corporation will **not execute the Master Agreement earlier than August 28th, 2026** consistent with Article III, Section 5 of the Bylaws.

- You are **not required** to sign. No shareholder meeting will be held in connection with this action. Electronic signatures (including DocuSign) are valid and consents may be signed in counterparts.

6. Questions and Document Requests. Before signing, please carefully read the Exclusive licensing Agreement, its exhibits, the financial statements audited, and the reconciliation. Any further questions please request them by contacting **Manuel Rendon, CEO, at man@timeplast.com**.

By order of the Board of Directors,

Signed by:

542D27F1412B434...

____

Manuel Rendon, President and Chief Executive Officer

TIMEPLAST INC.

a Delaware corporation

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS IN LIEU OF A MEETING

The undersigned, being holders of record of shares of the capital stock of **Timeplast Inc.**, a Delaware corporation (the "Corporation"), representing in the aggregate not less than a majority of the issued and outstanding shares of the Corporation entitled to vote, acting pursuant to Section 228 of the Delaware General Corporation Law (the "DGCL") and Article I, Section 13 of the Corporation's Amended and Restated Bylaws effective as of July 1, 2025 (the "Bylaws"), hereby consent to the adoption of, and adopt, the following resolutions by written consent, without a meeting and without a vote, effective as provided in resolution 10 below.

RECITALS

A. The Exclusive licensing Agreement. The Corporation and String Cubed, Inc., a Florida corporation ("StringCubed"), propose to enter into that certain Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement, to be effective as of August 4, 2026, in the form attached hereto as **Exhibit A**, together with all exhibits and annexes thereto (the "Master Agreement").

B. Disclosure of Conflicting Interest. Manuel Rendon (the "Founder") is the founder, President and Chief Executive Officer, a stockholder, and the sole director of the Corporation, and is also the founder, Chief Executive Officer and controlling stockholder of StringCubed. The Founder has a direct financial interest in both parties to the Master Agreement and will execute the Master Agreement on behalf of both parties in his respective corporate capacities. Each of the undersigned acknowledges that this relationship and interest, and the material facts of the Master Agreement and the Historical Transactions (as defined below), were fully disclosed to the undersigned in the Notice and Request for Action by Written Consent dated **August 18th, 2026** (the "Notice"), delivered together with a complete copy of the Master Agreement, not fewer than ten (10) days prior to the Corporation's execution of the Master Agreement, and that the undersigned has had not fewer than seven (7) days from delivery of the Notice to consider the actions requested, in accordance with Article I, Section 13 and Article III, Section 5 of the Bylaws.

C. Historical Transactions. The Master Agreement confirms and memorializes: (i) the Development and Technology Transfer Agreement between the Corporation and StringCubed dated January 20, 2024, and the $69,350 paid by the Corporation thereunder in consideration for the development, technology-transfer and license deliverables described in Articles 2 through 4 of the Master Agreement (including the Bloominite patent license); and (ii) the continuing month-to-month arrangement under which the Corporation pays StringCubed a fixed research-and-development fee of $989 per month for one new functional filament formulation each month (collectively, the "Historical Transactions").

D. Purpose; Corporate Separateness. The Master Agreement delineates each company's exclusive field; grants the Corporation an exclusive, perpetual, worldwide license to StringCubed's Manifester-related technologies; establishes the Corporation as the sole and exclusive supplier of all materials consumed by the Manifester, retaining 100% of materials revenue; allocates hardware economics 70% to the Corporation and 30% to StringCubed as a manufacturer fee; allocates Manifester Object Store receipts 30% to the Corporation as platform commission and 70% to the developer of the applicable object; and imposes

corporate-separateness and no-cross-funding covenants under which neither company may use its securities-offering proceeds to fund the other. Both companies conduct, or intend to conduct, securities offerings regulated by the United States Securities and Exchange Commission (the "SEC"), and each is required to disclose the relationship accurately in its own offering materials.

E. No Disinterested Director. Because the Corporation's Board of Directors presently consists solely of the Founder, who has a conflicting interest, no disinterested director is available to approve the Master Agreement under Article II, Section 11(a) of the Bylaws, and the Board has submitted the Master Agreement and the Historical Transactions to the shareholders for authorization, approval and ratification under Article II, Section 11(b) and Article III, Section 5 of the Bylaws.

F. Access to Information. Each of the undersigned has received the Notice and the Master Agreement (including Exhibit D, the summary of economic terms, and Exhibit E, the revenue certificate and reconciliation), has had the opportunity to request the Corporation's audited financial statements for fiscal years 2024 and 2025, the reconciliation described in Section 3.5 of the Master Agreement, and any other information the undersigned considered relevant, and has had the opportunity to ask questions of the Corporation before signing.

NOW, THEREFORE, BE IT:

1. Authorization, Approval and Ratification of the Master Agreement. RESOLVED, that the Master Agreement, including all exhibits and annexes thereto and the certificate contemplated by Exhibit E thereto, and the Corporation's execution, delivery and performance thereof, effective as of August 4, 2026, together with any performance rendered thereunder prior to the date hereof, be, and they hereby are, authorized, approved, adopted, confirmed and ratified in all respects.

2. Fairness Determination. RESOLVED, that, in the judgment of the undersigned, the Master Agreement and each of the transactions and arrangements described therein, including the Historical Transactions, are fair and reasonable to the Corporation, and are on terms intended to be competitive and comparable with terms that would be available from independent third parties, within the meaning of Article II, Section 11(c) and Article III, Section 5(c) of the Bylaws and consistent with Section 17.3 of the Master Agreement.

3. Approval Notwithstanding the Founder's Interest. RESOLVED, that, having received full disclosure of the Founder's relationships with, and interests in, both the Corporation and StringCubed, the undersigned authorize, approve and ratify the Master Agreement and the Historical Transactions notwithstanding the Founder's interest therein, this consent being intended to constitute authorization, approval and ratification by the shareholders after disclosure for purposes of Article II, Section 11(b) and Article III, Section 5 of the Bylaws and Section 144 of the DGCL.

4. Ratification of the Historical Transactions. RESOLVED, that the Historical Transactions, including the Development and Technology Transfer Agreement dated January 20, 2024, the $69,350 paid thereunder, the monthly $989 development payments made through the date hereof, and the Bloominite patent license, be, and they hereby are, ratified, confirmed and approved as consideration for deliverables actually received by the Corporation.

5. Authorization of Execution. RESOLVED, that the President of the Corporation be, and he hereby is, authorized and directed to execute and deliver the Master Agreement and all annexes, certificates and

ancillary documents contemplated thereby, for and on behalf of the Corporation, execution by the President alone being sufficient to bind the Corporation, and that no shareholder signature on the Master Agreement itself shall be required, the signature pages of the Master Agreement to be conformed accordingly.

6. Securities Disclosure. RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to describe the Master Agreement, the Historical Transactions and the Corporation's relationship with StringCubed (including the Founder's dual roles and interests) accurately, completely and consistently with the Master Agreement in the Corporation's offering statement on Form 1-A, offering circular, and amendments and supplements thereto, in responses to SEC comments, and in other required reports and disclosures, consistent with Sections 16.4 and 16.6 of the Master Agreement, and to furnish this consent and the supporting records to the Corporation's independent auditors and counsel and, upon request, to applicable regulators.

7. Further Assurances. RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to take all such further actions and to execute and deliver all such further documents as such officer deems necessary, appropriate or desirable to carry out the purposes and intent of the foregoing resolutions.

8. Effectiveness; Counterparts; Notices. RESOLVED, that this consent may be executed in any number of counterparts (including by electronic signature, which shall be deemed an original), all of which together constitute one instrument; that this consent shall become effective at the time the Corporation has received executed counterparts from holders of not less than a majority of the issued and outstanding shares entitled to vote; that no signature shall be effective unless delivered to the Corporation within sixty (60) days of its execution; and that, within ten (10) days after effectiveness, the Corporation shall give notice of the action taken to all shareholders who did not consent, in accordance with Article I, Section 13 of the Bylaws and Section 228(e) of the DGCL.

9. Records. RESOLVED, that this consent, the Notice, and the related records be filed with the minutes of the proceedings of the shareholders and retained with the Corporation's corporate records.

SHAREHOLDER SIGNATURE PAGES

Instructions: Each shareholder must sign in the exact capacity in which the shares are held of record. If shares are held by a trust, entity or custodian, the authorized trustee, officer or representative should sign. Signing this page constitutes execution of the foregoing Action by Written Consent of the Shareholders of Timeplast Inc. Counterpart and electronic signatures (including DocuSign) are valid.

Signed by:
542D27F1412B434...

Name: Manuel Rendon
(Founder)
Date signed: 8/28/2026

Signed by:
592D8DD5783641D...

Name: Victor Cardenal Jr.
Date signed: 8/13/2026

Name: Champion Marine, LLC
Date signed: ______

DocuSigned by:
Dan Younkman
4A4D4ADFCDAA455...

Name: Dan Younkman
Date signed: 8/19/2026

Firmado por:
484906B57568424...

Name: Jose Casique Sr.
Date signed: 18/08/2026

Name: Eva Caicedo
Date signed: ______

DocuSigned by:
55EF511DDCE64A3...

Name: Manuel E. Menendez
Date signed: 8/13/2026

DocuSigned by:
Eduardo Lacasa
E09DA67F6652461...

Name: Eduardo R. Lacasa Revocable Family Trust
Date signed: 8/27/2026

DocuSigned by:
92FF9BB87BBC4B4...

Name: Jose Arteaga
Date signed: 21/08/2026

DocuSigned by:
Micah Rose
8AB0703EF12449C...

Name: Micah Rose
Date signed: 8/23/2026

Signed by:
Jose Casique Jr.
6523356B60894E4...

Name: Jose Casique Jr.
Date signed: 8/28/2026

Signed by:
43D5664A9A1E457...

Name: Manel Menendez
Date signed: 8/28/2026

Signed by:

EXHIBIT A

Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement between Timeplast Inc. and String Cubed, Inc.

EXCLUSIVE LICENSE, MANUFACTURING AND SUPPLY AGREEMENT

by and between

TIMEPLAST INC

a Delaware corporation

and

STRING CUBED INC

a Florida corporation

Effective as of xxx, 2026

MASTER COLLABORATION, CONFIRMATION, EXCLUSIVE LICENSE, MANUFACTURING AND SUPPLY AGREEMENT

This Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement (this "Agreement") is entered into and effective as of xxx, 2026 (the "Effective Date"), by and between Timeplast INC, a Delaware corporation, with its principal place of business at 1000 Belle Avenue, Casselberry, Florida ("Timeplast"), and String Cubed, Inc., a Florida corporation with its principal place of business at 1304 Augusta National Blvd, Winter Springs, Florida ("StringCubed"). Timeplast and StringCubed are each referred to herein as a "Party" and together as the "Parties".

This Agreement (a) confirms, memorializes and creates a complete written record of the Development and Technology Transfer Agreement between the Parties dated January 20, 2024 (the "Original Agreement") and the transactions, payments, deliverables and licenses consummated thereunder and under the Parties' continuing monthly filament development arrangement; (b) restates and continues that monthly arrangement on the terms of Article 5; (c) sets forth the Parties' collaboration on the Manifester Program and the TimeMass Filament Line.

Recitals

A. The Timeplast business. Timeplast is a materials-science company engaged in the invention, polymerization, formulation, manufacture, scale-up and commercialization of a proprietary family of time-programmable, polar, water-soluble, alcohol-based polymers intended to substitute conventional plastics (the "Time-Programmable Polymer" platform). Timeplast's scientific and commercial competencies are chemical and material in nature: polymerization chemistry and reactor systems; control of molecular weight and molecular-weight distribution; tuning of polarity, hydrolysis and water solubility; extrusion-ability and other processing characteristics; thermomechanical performance; material stability, toxicity, shelf life and quality control; and the continuous improvement of Timeplast's proprietary polymerization systems.

B. What Timeplast does not do. Timeplast does not design, develop, manufacture or sell 3D printers, 3D-printing electromechanical hardware, firmware, control logic, analog computers, analog-computing architectures, or the functional algorithms embedded in printed objects, and has not raised capital for any of those purposes. Timeplast's investors invested in the creation and commercialization of the Time-Programmable Polymer material platform described in Recital A, and Timeplast intends to keep its capital, personnel and attention concentrated on that core business.

C. The StringCubed business. StringCubed is an analog-computing and advanced-fabrication company engaged exclusively in the science of analog computing (the design of analog computers and of physical objects that perform specific tasks by analog means), particularly within a 3D-printing environment, in accordance with the nine analog principles of analog computing published by StringCubed at stringcubed.com and summarized in Exhibit A (the "Nine Analog Principles"). StringCubed's competencies are computational, electromechanical and design-oriented in nature: the architecture of analog computation embodied in matter; the design of functional filaments whose geometry, density and internal structure encode algorithms that perform an action or function (for example, feeding a plant on a programmed schedule or desalinating sea water); the electromechanical hardware and control logic of 3D-printing devices; and the invention, testing and patenting of functional printed objects, including the patented object known as Bloominite (U.S. Patent No. 12,564,142 B1, "5-Dimensional Analog-Automated Object to Grow Seeds Without Human Intervention in Any Environment").

D. What StringCubed does not do. StringCubed does not polymerize, formulate, manufacture or sell polymers or any other material platform; does not engage, and will not engage, in the making of a time-programmable plastic capable of substituting conventional plastics or in any business substantially similar to Timeplast's business; and has not raised capital for any such purpose. Many of StringCubed's inventions are engineered around, and do not function without, Timeplast's Proprietary Materials.

E. The Manifester. The Parties share a vision for a device known as the "Manifester": a voice-operated home fabrication device that turns spoken words into functional physical objects — in effect, an analog-computing replicator. The Manifester is a very complex device. Its realization requires a number of distinct scientific disciplines, each demanding sustained, specialized investment, and each carrying its own distinct technical and commercial risk profile. No single company working in a single discipline can deliver it. The Manifester accordingly requires multiple companies, each working in its own separate and independent channel of science, whose outputs interoperate: a material platform (Timeplast's discipline) and an analog-computing, hardware and functional-design platform (StringCubed's discipline).

F. The Original Agreement. On January 20, 2024, the Parties entered into the Original Agreement — a Development and Technology Transfer Agreement, a signed copy of which is retained with each Party's corporate records — under which Timeplast paid StringCubed sixty-nine thousand three hundred fifty dollars (US $69,350) in consideration for bona fide research, development, prototyping, formulation-development, technology-transfer and licensing activities intended to produce new applications using, Timeplast's proprietary programmable water-soluble material platform. StringCubed commenced performance approximately one week after execution and StringCubed initially delivered the formulation and technical information required for Timeplast to manufacture TimeMass Soap, as well as all over 80 TimeMass filaments up for sale at Timeplast.com/store, which are based on an analog-computing applications developed on Timeplast's proprietary material platform, including the patented Bloominite multidimensional object, which is an analog computing object designed as the first proof of concept for the Manifester technologies, which patent is being transferred to Timeplast in this agreement.

G. Continuing monthly filament development. After delivering the initial TimeMass formulation, StringCubed continued developing new functional filaments based upon and adapted for use with Timeplast's proprietary material platform. Under a continuing monthly development arrangement, Timeplast pays StringCubed a monthly fee of nine hundred eighty-nine dollars (US $989) in consideration for StringCubed's development and delivery of one new functional filament formulation each month. The monthly fee compensates StringCubed for the research, formulation work, compositional development, prototyping, technical adaptation, testing, and transfer of the applicable monthly filament which is the core product behind Timeplast's subscription, which in turn generates the majority of Timeplast's revenue, alongside with the sale of TimeMass filaments outside the subscription, exclusively found on Timeplast.com/store. Both the Timeplast subscription and the TimeMass filaments sale represent 100% of Timeplast's revenue as shown in the Sales report exhibit directly extracted from Squarespace platform, Timeplast.com's store web host.

H. The TimeMass filament portfolio. Through the initial development work performed under the Original Agreement and the subsequent monthly development arrangement, StringCubed developed and delivered to Timeplast a portfolio of approximately forty (80) original TimeMass filament formulations, compositions, prototypes, and related technical information, each documented as described in Sections 2.9 and 5.3, which Timeplast used to establish and commercialize its TimeMass filament product line and its Timeplast subscription business model.

I. TimeMass revenue. Timeplast's audited financial statements report net revenue of $48,529 for the fiscal year ended December 31, 2024, and $171,108 for the fiscal year ended December 31, 2025. Based upon Timeplast's product-level sales records based on its Squarespace e-commerce sales and order reports reconciled to the audited financial statements as described in Section 3.5, attributable to TimeMass filament sales and Timeplast subscription customers, which generated aggregate net revenue of $219,637 during fiscal years 2024 and 2025, as further described (including the distinction between revenue and profit) in Article 3.

J. Bloominite license. As a supplemental deliverable supported by the $69,350 consideration paid under the Original Agreement, StringCubed granted, and confirms and grants herein, to Timeplast a perpetual,

irrevocable, fully paid-up, royalty-free license under StringCubed's Bloominite patent and related intellectual property, subject to and as set forth in Article 4.

K. Complementarity and mutual dependence. The Parties' roles are complementary and vertically adjacent, not duplicative and not competitive. StringCubed designs the analog-computing logic, the functional-filament algorithms component systems (for example, photovoltaic zinc nanocrystal loads), and the electromechanical hardware and logic of the Manifester; Timeplast supplies the proprietary material out of which every functional print is made and fine-tunes that material — its polymerization, water solubility, molecular weight, extrusion-ability and thermomechanical characteristics — so that the Manifester can properly function. Each Party's contribution is inoperable, or commercially valueless for that application, without the other's: for example, StringCubed's technologies for The Manifester do not work without Timeplast's Proprietary Materials, and Timeplast's materials attain Manifester functionality only through StringCubed's designs.

L. Distinct risk profiles. There needs to be two independent companies StringCubed and Timeplast separately, because building analog computing requires heavy investment in a frontier field in which very few human groups have ever worked, creating a very high risk unique investing profile for StringCubed; on the other hand building a new time-programmable, alcohol-based polymer platform carries a drastically different, materials-science risk profile. The Parties have deliberately maintained these undertakings in separate corporate vehicles so that the investors of each company bear only the risk profile they chose, and so that neither company's capital or personnel are diverted into the other's field. The Parties acknowledge, and each Party shall disclose in its own offering materials, that this separation of corporate vehicles allocates development risk and does not eliminate the mutual operational dependence for the Manifester project, described in Recital K and Section 11.2.

M. Common founder; arm's-length intent. Manuel Rendon (the "Founder") is the founder and chief executive officer of both Parties, and the controlling stockholder of StringCubed. The Parties enter into this Agreement with full knowledge of that relationship and intend every term of this Agreement to reflect arm's-length commercial dealing. The Parties have maintained two separate corporate vehicles so that the analog-computing and 3D-printing undertaking — a risk profile Timeplast's investors did not underwrite — is financed by investors who knowingly elect it, and so that neither Party's capital, focus or personnel are diverted into the other's field.

N. No duplication; no double funding. The Parties are not developing the same thing, are not selling the same thing, and will not compete with each other. Each Party is developing a different layer of a single interoperable system, funds only its own layer with its own capital, and earns revenue from different sources, as delineated in this Agreement. Each Party raises capital solely for its own field and applies its own offering proceeds solely as described in its own offering materials. Where one Party purchases development services from the other — as Timeplast has done under the Original Agreement and the monthly arrangement described in Recital G — the payment is arm's-length consideration for deliverables actually received, not funding of the other Party.

O. Confirmation purposes. The Parties desire to create a written record confirming: (i) StringCubed's performance under the Original Agreement; (ii) Timeplast's receipt and acceptance of the deliverables; (iii) the relationship between the $69,350 consideration and the technologies delivered under the Original Agreement; (iv) the continuing monthly development arrangement under which Timeplast pays StringCubed $989 for the development and delivery of one new filament formulation each month; (v) the revenue generated by Timeplast through the commercial sale of the delivered TimeMass formulations; and (vi) the Parties' respective intellectual-property rights — including for each Party's financial reporting, corporate records, investor disclosures, and responses to comments or requests from the United States Securities and Exchange Commission.

P. Going forward. The Parties intend that, from and after the Effective Date, the only continuing arrangements between them are (i) the monthly filament development arrangement described in Article 5, under which Timeplast pays StringCubed $989 per month for one new functional filament formulation, and (ii) the Manifester Program and its economics as set forth in this Agreement, and that no other payments, royalties, loans, advances, capital contributions or funding of any kind flow between the Parties.

Q. Purpose of this Agreement. The Parties wish to memorialize comprehensively, in a single master document: the confirmation of the Original Agreement and the historical transactions described above; the continuing monthly filament development arrangement; the delineation of each Party's field and responsibilities; the exclusive, perpetual license of StringCubed's Manifester-related technologies to Timeplast; Timeplast's exclusive supply of Proprietary Materials; the economics of hardware, materials, and the Manifester Object Store; intellectual-property ownership, protection and transfer; corporate-separateness and related-party safeguards; and the narrow circumstances in which a Party's technology reverts to it.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1 — DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the meanings set forth below. Other capitalized terms are defined where they first appear.

> **"Affiliate"** means, with respect to a Party, any entity that directly or indirectly controls, is controlled by, or is under common control with such Party, where "control" means ownership of more than fifty percent (50%) of the voting securities or the power to direct management; provided that, for all purposes of this Agreement, neither Party shall be deemed an Affiliate of the other Party notwithstanding common ownership or common management by the Founder, it being the Parties' express intent to deal with each other as independent enterprises.
>
> **"Analog Computing"** means the science of designing computers and physical objects that perform specific tasks by analog (non-digital, non-electronic) means — in which computation, memory and execution are embodied in matter and state transitions are governed by physical laws — practiced by StringCubed in accordance with its Nine Analog Principles.
>
> **"Applicable Law"** means all laws, statutes, rules, regulations, ordinances, orders and requirements of any governmental authority applicable to a Party or its performance under this Agreement, including federal and state securities laws, consumer-product-safety laws, and export-control laws.
>
> **"Background IP"** means, with respect to a Party, all Intellectual Property owned or controlled by that Party as of the Effective Date or developed by that Party outside the Program and independently of the other Party's Confidential Information.
>
> **"Bankruptcy Event"** has the meaning set forth in Section 19.1.
>
> **"Bloominite"** means StringCubed's patented five-dimensional analog-automated printed object designed to grow seeds without human intervention in any environment, together with all Improvements thereto, as described in U.S. Patent No. 12,564,142 B1.
>
> **"Bloominite License"** means the perpetual, irrevocable, fully paid-up, royalty-free license confirmed and granted by StringCubed to Timeplast under Article 4.
>
> **"Business Day"** means any day other than a Saturday, Sunday or day on which banks in the State of Florida are authorized or required to be closed.
>
> **"Cessation Event"** has the meaning set forth in Section 9.3(b).

"Change of Control" means, with respect to a Party, a merger, consolidation, sale of all or substantially all assets, or transfer of more than fifty percent (50%) of voting power, in each case to a person or group other than the Founder or the Founder's controlled entities or estate-planning vehicles.

"Confidential Information" has the meaning set forth in Section 21.1.

"Cost of Goods Sold" or "COGS" means, with respect to a Unit, StringCubed's fully burdened cost of manufacturing that Unit, consisting of (a) direct materials and components, (b) direct manufacturing labor, and (c) allocable manufacturing overhead, in each case determined in accordance with United States generally accepted accounting principles ("GAAP"), consistently applied, without any margin, markup or profit element.

"Developer Proceeds" has the meaning set forth in Section 14.7(c).

"Foreground IP" means all Intellectual Property conceived, created, developed or reduced to practice by or on behalf of a Party, alone or jointly, in the course of the Program on or after the Effective Date.

"Functional Filament" means a 3D-printing filament (or cartridge-borne material feed) whose composition is a Proprietary Material and whose geometry, structure or deposition logic is designed by StringCubed to encode an analog algorithm that performs a function.

"Functional Object" means a physical object printed by or for the Manifester that performs a task by Analog Computing — for example, Bloominite (feeding and growing a plant) or a sea-water desalination object — including all associated designs, geometries, print files and embedded analog logic.

"Gross Store Receipts" has the meaning set forth in Section 14.7(a).

"Hardware" means the electromechanical hardware of the Manifester, including chassis, motion systems, extrusion and deposition assemblies, sensors, actuators, electronics, firmware and embedded control logic, in each case designed and manufactured by StringCubed.

"Hardware Manufacturer Fee" has the meaning set forth in Section 12.4.

"Improvement" means any modification, enhancement, derivative, improvement or new use of a technology, whether or not patentable.

"Intellectual Property" means all intellectual and industrial property rights of any kind anywhere in the world, including patents and patent applications (and all divisionals, continuations, continuations-in-part, reissues and reexaminations), utility models, invention disclosures, copyrights, mask works, software, firmware, source code, design rights, trademarks, service marks, trade dress, trade names, domain names, trade secrets, know-how, data, specifications, formulations, processes and all registrations and applications therefor.

"Manifester" means the voice-operated home fabrication device described in Recital E, including all models, versions and successors marketed under the Manifester name, trademark owned by Timeplast, comprising (a) the Hardware and Manifester Technologies contributed by StringCubed and (b) the Proprietary Materials contributed by Timeplast.

"Manifester Object Store" or "Store" means the digital storefront embedded in or accompanying the Manifester through which end users purchase or subscribe to Premium Printed Objects, operated by Timeplast pursuant to Article 14.

"Manifester Technologies" means all technologies developed by or for StringCubed for, or incorporated by StringCubed into, the Manifester or the TimeMass Filament Line, including: the Analog Computing architectures, methods and designs applied to the Manifester and to Functional Filaments; Functional Filament algorithms and geometries; Functional Object designs (including Bloominite); the Hardware and all firmware and control logic; print files, calibration data and tooling

designs; and all StringCubed Background IP and Foreground IP embodied in any of the foregoing. An illustrative, non-exhaustive inventory appears in Exhibit B. Notwithstanding the foregoing, "Manifester Technologies" does not include, and nothing in this Agreement licenses or transfers to Timeplast, any StringCubed technology, product or program that is neither developed for nor incorporated into the Manifester or the TimeMass Filament Line, including the independent StringCubed programs identified on Exhibit F. Additionally nothing in this Agreement licenses or transfers to StringCubed any Timeplast's own technologies to StringCubed.

"Materials Revenue" has the meaning set forth in Section 13.1.

"Monthly Deliverable" has the meaning set forth in Section 5.3.

"Monthly Development Fee" means the fixed research-and-development fee of nine hundred eighty-nine dollars (US $989) per month described in Section 5.1.

"Net Hardware Profit" has the meaning set forth in Section 12.4(b).

"Nine Analog Principles" means the nine analog principles of analog computing published by StringCubed at stringcubed.com, as summarized in Exhibit A: (1) Tranware (transient hardware); (2) B-Tempware (bio-temporal software); (3) Hydro Logic Gates; (4) Compile-to-Matter (WORO architecture); (5) Zero-Energy Entropic Execution; (6) F-RAM (fluidic RAM); (7) Physical AI (embodied computation); (8) True Analog Chips; and (9) IMC (integrated morphological circuit).

"Original Agreement" means the Development and Technology Transfer Agreement between the Parties dated January 20, 2024, as confirmed and memorialized in Article 2.

"Premium Printed Object" means a Functional Object made available to end users through the Store for a fee or subscription — objects such as Bloominite that require investment, patents and testing by StringCubed, or other third party companies, before being uploaded to the paid Store.

"Program" means the Parties' collaboration under this Agreement in the development and commercialization of the Manifester and the TimeMass Filament Line, including the continuing monthly filament development arrangement described in Article 5.

"Proprietary Materials" means Timeplast's proprietary polar, water-soluble, alcohol-based Time-Programmable Polymer materials, in all grades, formulations and form factors (including filaments, cartridges, pellets and consumables), together with all Improvements thereto and all associated formulations, processes and specifications. An illustrative description appears in Exhibit C.

"Reconciliation" has the meaning set forth in Section 3.5.

"Specifications" means the written technical specifications, interface-control documents and quality standards for Proprietary Materials, Hardware, Functional Filaments and Functional Objects adopted by the Parties under Section 7.4, as amended by change control under Section 8.4.

"Subscription Offering" means access to one or more Premium Printed Objects (or a catalog thereof) offered through the Store on an auto-renewing subscription basis.

"Term" has the meaning set forth in Section 18.1.

"TimeMass Filament Line" means the line of functional 3D-printable filament and cartridge products marketed under the TimeMass brand, in which the material composition is a Proprietary Material supplied by Timeplast and the functional design, geometry and analog logic are developed by StringCubed, including the approximately forty (40) formulations described in Section 2.5 and all Monthly Deliverables.

"TimeMass Soap" means the initial analog-computing soap application developed on Timeplast's proprietary material platform, the formulation and technical information for which were delivered by StringCubed under the Original Agreement.

"Time-Programmable Polymer" has the meaning set forth in Recital A.

"Unit" means one complete Manifester device manufactured for commercial sale.

1.2 Interpretation. In this Agreement: (a) headings are for convenience only and do not affect interpretation; (b) "including" means "including without limitation"; (c) "herein," "hereof" and "hereunder" refer to this Agreement as a whole; (d) references to Articles, Sections and Exhibits are to this Agreement; (e) the singular includes the plural and vice versa; (f) "writing" includes email between the Parties' designated representatives except where a signature is expressly required; and (g) this Agreement shall be construed as if drafted jointly, without presumption against either Party.

ARTICLE 2 — CONFIRMATION OF THE ORIGINAL AGREEMENT; HISTORICAL CONSIDERATION AND DELIVERABLES

2.1 Original Contractual Consideration. The Parties confirm that the consideration specified in the Original Agreement was $69,350.

2.2 Purpose of Original Payment. Timeplast paid the $69,350 to StringCubed in consideration for bona fide research, development, prototyping, formulation-development, technology-transfer, and licensing activities intended to produce new applications using, incorporating, or interoperating with Timeplast's proprietary programmable water-soluble material platform.

2.3 Initial Deliverables. The $69,350 consideration covered the development services and technology transfer contemplated by the Original Agreement, including the initial TimeMass Soap formulation, the applications identified in the Original Agreement, the related prototypes and technical information, and the supplemental Bloominite License confirmed and granted in Article 4.

2.4 Commencement and Performance. StringCubed commenced performance approximately one week after execution of the Original Agreement. Through the Founder, acting on StringCubed's behalf, StringCubed initially delivered the formulation and technical information required for Timeplast to manufacture TimeMass Soap, and thereafter continued developing new functional filaments based upon and adapted for use with Timeplast's proprietary material platform.

2.5 TimeMass Filament Portfolio. Through the Original Agreement and the continuing $989-per-month development arrangement described in Article 5, StringCubed developed and delivered a portfolio of approximately forty (40) original TimeMass functional-filament formulations and related prototypes, compositions, application concepts, technical specifications, processing information, and manufacturing guidance intended for manufacture and commercialization by Timeplast.

2.6 Receipt and Acceptance. Timeplast confirms its receipt and acceptance of the deliverables described in this Article 2, and the Parties confirm StringCubed's performance under the Original Agreement.

2.7 Continuing Monthly Performance. StringCubed's development obligations did not end with the initial deliveries under the Original Agreement. For each month covered by the $989 Monthly Development Fee, StringCubed undertook or continues to undertake the development and delivery of one additional functional filament formulation or documented development package for Timeplast, as set forth in Article 5.

2.8 Related-Party Nature. The Parties acknowledge that the Founder was, at the relevant times, an officer, director, owner, or controlling person of both companies. The payments and development arrangements described herein therefore constitute related-party transactions and shall be disclosed as such whenever required under applicable law, accounting standards, or securities regulations.

2.9 Supporting Records. The Original Agreement, the Parties' performance thereunder, and each Monthly Deliverable are evidenced by the Parties' contemporaneous books, records, correspondence, invoices and deliverable documentation. Each Party shall retain such records in accordance with Section 8.7 and shall make them available to its independent auditors and, where required by Applicable Law, to applicable

regulators. The confirmations set forth in this Article 2 are made by each Party on the basis of, and are limited to, such records.

ARTICLE 3 — TIMEMASS REVENUE GENERATED FROM STRINGCUBED DELIVERABLES

3.1 Commercialization of Deliverables. Following StringCubed's delivery of the initial TimeMass Soap formulation and subsequent functional-filament formulations, Timeplast used the delivered technology to establish, manufacture, market, and sell its TimeMass filament product line.

3.2 Fiscal Year 2024 TimeMass Revenue. Timeplast's audited financial statements report companywide net revenue of $48,529 for the fiscal year ended December 31, 2024. Timeplast represents and confirms, based upon its books, sales records, invoices, subscriptions, and payment records, including its Squarespace e-commerce sales and order reports reconciled to the audited financial statements as described in Section 3.5, that all revenue recognized during fiscal year 2024 was generated from sales of TimeMass filaments developed by StringCubed. Accordingly, TimeMass net revenue for fiscal year 2024 was $48,529.

3.3 Fiscal Year 2025 TimeMass Revenue. Timeplast's audited financial statements report companywide net revenue of $171,108 for the fiscal year ended December 31, 2025. Timeplast represents and confirms, based upon its books, sales records, invoices, subscriptions, and payment records, including its Squarespace e-commerce sales and order reports reconciled to the audited financial statements as described in Section 3.5, that all revenue recognized during fiscal year 2025 was generated from sales of TimeMass filaments developed by StringCubed. Accordingly, TimeMass net revenue for fiscal year 2025 was $171,108.

3.4 Aggregate TimeMass Revenue. Timeplast therefore generated aggregate TimeMass net revenue of $219,637 during fiscal years 2024 and 2025 from the commercialization of filament formulations developed and delivered by StringCubed.

3.5 Source and Characterization of Revenue Information. The amounts of $48,529 for 2024 and $171,108 for 2025 are taken from Timeplast's audited financial statements. The determination that 100% of those amounts was attributable to TimeMass filament sales is based upon Timeplast's product-level records and management's representation and confirmation. The audited financial statements report companywide net revenue but do not separately present a TimeMass revenue line item. Timeplast has prepared, and shall retain with its corporate records and keep current through the date of any offering disclosure referencing this Article 3, a written reconciliation of its product-level Squarespace e-commerce sales and order reports to the audited net revenue amounts stated in this Article 3, reflecting refunds, chargebacks, sales and similar taxes, shipping charges, timing and revenue-recognition differences, and any revenue, if any, recognized outside the Squarespace platform (the "Reconciliation"). The Reconciliation shall be furnished to Timeplast's independent auditors and, upon request, to applicable regulators. The attributions made in this Article 3 are made on the basis of, and are limited to, the Reconciliation and the underlying records.

3.6 Revenue Distinguished From Profit. The Parties acknowledge that revenue is not equivalent to profit. Timeplast's audited financial statements report companywide gross profit of $19,223 for 2024 and $29,242 for 2025. Because the audited financial statements do not separately report TimeMass product-line expenses, this Agreement does not represent that the TimeMass product line generated net income of $219,637.

3.7 Economic Benefit to Timeplast. The TimeMass formulations developed and delivered by StringCubed provided Timeplast with commercially usable products that generated all of Timeplast's recognized revenue during fiscal years 2024 and 2025. The resulting $219,637 in aggregate net revenue reflects that the development services and technology transfer produced measurable commercial value for Timeplast.

3.8 Certification. Concurrently with the execution of this Agreement, Timeplast shall execute and deliver the Certificate (TimeMass Revenue and Monthly Development), with the Reconciliation attached as Annex 1 thereto, attached as Exhibit E, and shall retain the certification with its corporate records.

ARTICLE 4 — BLOOMINITE PATENT LICENSE (CONFIRMED SUPPLEMENTAL DELIVERABLE)

4.1 Grant and Confirmation. As a supplemental deliverable supported by the $69,350 consideration paid under the Original Agreement, StringCubed confirms that it has granted, and to the extent not previously granted hereby grants, to Timeplast a perpetual, irrevocable, fully paid-up, royalty-free license (the "Bloominite License") under StringCubed's Bloominite patent (U.S. Patent No. [12,564,142 B1]) and related intellectual property, for products and applications within Timeplast's proprietary-material and TimeMass field. No additional royalty, fee or other payment is or shall be due for the Bloominite License.

4.2 Relationship to the Manifester License and the Store. The Bloominite License and the Manifester License (Article 9) address different channels and are intended to coexist: (a) Timeplast's manufacture, marketing and sale of TimeMass products and other products within its proprietary-material and TimeMass field embodying Bloominite are covered by the fully paid-up Bloominite License, with no royalty or share owed to StringCubed; and (b) sales of Bloominite as a Premium Printed Object through the Manifester Object Store are governed by the Store economics of Article 14 (under which StringCubed, as developer, receives Developer Proceeds). In the event of any doubt as to which channel a transaction belongs to, the Parties' Program Managers shall resolve the classification in writing.

4.3 Ownership Unchanged. The Bloominite License is a license, not an assignment. StringCubed retains ownership of the Bloominite patent and related intellectual property, subject to the Bloominite License and the Manifester License.

4.4 Survival; Bankruptcy Protection. The Bloominite License is fully paid and irrevocable, survives any termination of this Agreement, and constitutes a license of "intellectual property" for purposes of Section 365(n) of the Bankruptcy Code, with respect to which Timeplast may exercise all rights and elections described in Section 9.8.

4.5 Fairness Documentation. The Parties shall retain with their respective corporate records a written memorandum describing its relationship to the development services, the technology transfer and the Bloominite License — was determined to be fair to each Party, prepared or reviewed by an advisor independent of the Founder. Such memorandum shall be made available to each Party's board of directors, independent auditors and securities counsel, and, upon request, to applicable regulators.

ARTICLE 5 — CONTINUING MONTHLY FILAMENT DEVELOPMENT ARRANGEMENT

5.1 Monthly Development Fee. Timeplast pays StringCubed a recurring development fee of $989 per month (the "Monthly Development Fee"). The monthly arrangement described in this Article 5 continues from and after the Effective Date on the terms of this Article 5.

5.2 Purpose of Monthly Fee. Each $989 monthly payment compensates StringCubed for developing and delivering one new functional filament formulation for Timeplast during the applicable month. The monthly development services may include:

(a) identifying and evaluating the intended function of the new filament;

(b) selecting and evaluating functional ingredients, additives, fillers, or payloads;

(c) developing a proposed composition or formulation;

(d) adapting the formulation for compatibility with Timeplast's proprietary material platform;

(e) producing or assisting with the production of experimental batches, filament samples, or prototypes;

(f) evaluating manufacturability, printability, physical behavior, dissolution, programmed transformation, and environmental response;

(g) recommending processing and printing parameters;

(h) refining the formulation based upon testing or manufacturing results; and

(i) delivering the resulting formulation and related technical information to Timeplast.

5.3 Monthly Deliverable. For each month in which Timeplast pays the $989 Monthly Development Fee, StringCubed shall deliver one new filament formulation or substantially complete development package (each, a "Monthly Deliverable"). Each Monthly Deliverable shall be identified in a written development record stating:

(a) the name or internal designation of the filament;

(b) its intended functional characteristics;

(c) the month in which it was developed or delivered;

(d) the general nature of the prototype, formulation, or technical information delivered; and

(e) the location of the corresponding confidential technical records.

5.4 Treatment of Unfinished Development. If a particular formulation reasonably requires more than one month to complete, the Parties may document the applicable Monthly Deliverable as a completed development phase, prototype, compositional iteration, or technical milestone, provided that StringCubed continues the work and ultimately supplies the completed formulation to Timeplast.

5.5 No Royalty Created by Monthly Fee. The $989 monthly payment is a fixed research-and-development fee and does not constitute a royalty, profit-sharing payment, commission, or percentage of Timeplast's sales. StringCubed shall not be entitled to any portion of Timeplast's revenue or profits from the resulting TimeMass filament unless the Parties expressly agree otherwise in a separate written agreement.

5.6 Retention of Revenue and Profits. Timeplast shall retain 100% of the revenue and profits generated from the manufacture, marketing, distribution, and sale of TimeMass filaments incorporating formulations delivered by StringCubed. Neither the $69,350 consideration nor the recurring $989 Monthly Development Fee creates any royalty, revenue-sharing, profit-sharing, ownership, or other continuing economic interest in favor of StringCubed with respect to Timeplast's sales.

5.7 Rights in Monthly Deliverables. Each Monthly Deliverable is developed for, and delivered to, Timeplast for manufacture and commercialization by Timeplast. As between the Parties, and consistent with the Field Allocation Rule of Section 15.2: the compositional and material aspects of each delivered formulation, as adapted to Timeplast's proprietary material platform, belong to the Timeplast Field; the underlying Analog Computing methods and functional-design principles belong to the StringCubed Field and are hereby licensed to Timeplast, on a perpetual, fully paid-up, royalty-free basis, as embodied in each delivered formulation, so that Timeplast may freely manufacture, market and sell the corresponding TimeMass products without further payment beyond the applicable Monthly Development Fee.

5.8 Continuation and Termination of the Monthly Arrangement. The monthly arrangement continues month to month. Either Party may discontinue the monthly arrangement prospectively upon thirty (30) days' written notice; discontinuation does not affect (a) Monthly Deliverables already delivered and paid for, (b) the licenses and retention rights of Sections 5.6 and 5.7 with respect to delivered formulations, or (c) any other provision of this Agreement, including the Manifester Program.

5.9 Only Continuing Arrangements. The Parties confirm that, from and after the Effective Date, the only continuing arrangements between them are (a) the monthly arrangement described in this Article 5 and (b) the Manifester Program and its economics as set forth in this Agreement, and that no other agreements, payments or arrangements exist or continue between the Parties.

ARTICLE 6 — PURPOSE; NATURE OF RELATIONSHIP; CORPORATE SEPARATENESS

6.1 Purpose. The purpose of this Agreement is to enable two independent companies, each working in its own distinct science, to combine their outputs into a single interoperable product family — the Manifester and the TimeMass Filament Line — while preserving the complete separation of their fields, capital, risks, revenues and investor bases, and to provide a complete and accurate written record of the Parties' historical dealings as set forth in Articles 2 through 5.

6.2 Independent Contractors; No Partnership. The Parties are independent contractors. Nothing in this Agreement creates, and neither Party shall represent that this Agreement creates, a partnership, joint venture, franchise, employment, fiduciary or agency relationship between the Parties, except for the narrow limited agency expressly stated in Section 14.6 (presentation of end-user terms). Neither Party has authority to bind the other or to incur obligations on the other's behalf. Neither Party guarantees any obligation of the other.

6.3 Corporate Separateness Covenants. At all times during the Term, each Party shall: (a) maintain its own separate books, records, financial statements and bank accounts; (b) hold its assets in its own name and not commingle its funds or assets with those of the other Party; (c) pay its own liabilities from its own funds; (d) observe all corporate (or company) formalities under its governing documents and Applicable Law; (e) conduct business in its own name and correct any known misunderstanding regarding its separate identity; (f) maintain arm's-length relationships with the other Party, with all inter-Party dealings documented in writing and priced on the arm's-length terms of this Agreement or a subsequent written agreement; and (g) allocate fairly, and document, any shared personnel time, facilities or overhead, if any, at cost pursuant to a written cost-sharing memorandum approved under Section 17.2.

6.4 No Cross-Funding; Use of Offering Proceeds. Each Party shall finance its own operations, development obligations and field exclusively from its own capital, revenues and financing sources. Without limiting the foregoing: (a) Timeplast shall not use any proceeds of any securities offering conducted by Timeplast (including its offering under Regulation A) to fund StringCubed, to purchase StringCubed securities, to make loans or capital contributions to StringCubed, or to pay StringCubed's development costs, and shall use such proceeds only for Timeplast's own business as described in Timeplast's offering materials; (b) StringCubed shall not use any proceeds of any securities offering conducted by StringCubed (including any offering under Regulation Crowdfunding) to fund Timeplast, to purchase Timeplast securities, to make loans or capital contributions to Timeplast, or to pay Timeplast's development costs, and shall use such proceeds only for StringCubed's own business as described in StringCubed's offering materials; and (c) payments between the Parties shall be made only as consideration for the goods, services, licenses and rights actually provided under this Agreement — namely, the Monthly Development Fee (Article 5), materials supply (Article 11), COGS and the Hardware Manufacturer Fee (Article 12), and Store settlement (Article 14) — at the prices and splits stated in this Agreement. Each Party bears one hundred percent (100%) of its own development costs within its own field, and no payment under this Agreement is, or shall be characterized as, capital support or development funding of the other Party's own business; fees for development services actually rendered and delivered (including the Monthly Development Fee) are arm's-length consideration for deliverables received, not funding of the other Party. (d) Each Party acknowledges that funds are fungible once received. Accordingly, each Party shall document the amounts, dates and purposes of all payments made to the other Party under this Agreement, and shall address in its own offering materials, to the extent required by Applicable Law, the existence, purpose and

expected magnitude of ongoing payments to the other Party under this Agreement, so that its investors may evaluate those payments in connection with its use of proceeds.

6.5 Common Founder; Acknowledgment and Waiver. Each Party acknowledges that the Founder serves as an officer and director of, and holds equity in, both Parties; that this Agreement is a related-party transaction; that each Party has had the opportunity to be advised by its own independent counsel; and that this Agreement has been approved by each Party's board of directors, with the interested director's conflict disclosed and, where a Party has no director disinterested in the transaction, reviewed by an independent advisor designated pursuant to Section 17.2, and the transaction approved in accordance with Section 144 of the Delaware General Corporation Law (as to Timeplast), Fla. Stat. § 607.0832 (as to StringCubed) and each Party's governing documents. Each Party, on behalf of itself and its equityholders, acknowledges the fairness procedures followed and the disclosure of the Founder's dual role.

6.6 Freedom Within Own Field. Except for the express exclusivity, non-competition and Program obligations of this Agreement, each Party remains free to conduct any business within its own field (as delineated in Article 7), with any third party, without accounting to the other Party.

ARTICLE 7 — DELINEATION OF FIELDS AND ALLOCATION OF RESPONSIBILITIES

7.1 The StringCubed Field. "StringCubed Field" means, exclusively: (a) Analog Computing — the science, per the Nine Analog Principles, of designing analog computers and objects that perform specific tasks by analog means, particularly in a 3D-printing environment; (b) the design and development of innovative 3D printers and 3D-printing technologies, meaning the electromechanical hardware and the control logic of such devices; (c) the design of Functional Filaments — the algorithms, geometries and deposition logic that make a filament functional; (d) the invention, design, testing and patenting of Functional Objects and Premium Printed Objects, including Bloominite; and (e) the manufacture of the Hardware pursuant to Article 12. For the avoidance of doubt, the StringCubed Field addresses functionality — what a filament or printed object does and how the Manifester's hardware and logic make it do so — and not material composition.

7.2 The Timeplast Field. "Timeplast Field" means, exclusively: (a) the material platform — the invention, polymerization, formulation, manufacture and continuous improvement of the Proprietary Materials and of Timeplast's polymerization systems, including the fine-tuning of polarity, water solubility, molecular weight, extrusion-ability, thermomechanical characteristics and stability required for the Manifester to properly function; (b) the manufacture and supply of all filaments, cartridges and consumable materials used by the Manifester; (c) the commercialization of the Manifester — marketing, distribution, sale, billing, customer relationships and first-line support; and (d) the operation of the Manifester Object Store as merchant of record. For the avoidance of doubt, the Timeplast Field addresses the material side of the equation — making the material stable, printable and time-programmable — and not the functionality, algorithms, hardware or logic.

7.3 Mutual Field Exclusivity; Non-Competition.

(a) StringCubed covenant. StringCubed shall not, during the Term, directly or indirectly (including through Affiliates or by licensing, assisting or funding any third party): (i) research, develop, polymerize, formulate, manufacture, market or sell any polymer or other material platform, or any material intended for consumption by the Manifester; (ii) engage in the making of a time-programmable plastic capable of substituting conventional plastics, or enter into any business substantially similar to Timeplast's business, in any way, shape or form; or (iii) reverse engineer, deformulate or attempt to derive the composition or process of any Proprietary Material. StringCubed shall never profit from Timeplast's Proprietary Materials; StringCubed's economics under this Agreement derive solely from its own StringCubed-developed Analog Computing technologies,

functional-filament development services, Hardware and Premium Printed Objects as described herein.

(b) Timeplast covenant. Timeplast shall not, during the Term, directly or indirectly (including through Affiliates or by licensing, assisting or funding any third party): (i) design, develop or manufacture analog computers, Analog Computing architectures, 3D printers or 3D-printing electromechanical hardware or control logic; (ii) design Functional Filament algorithms or Functional Objects; or (iii) source for the Manifester program any technology within the StringCubed Field from any person other than StringCubed.

(c) No competition acknowledgment. The Parties expressly acknowledge and agree that they do not compete with each other; that their roles under the Program are distinct, complementary and mutually dependent; that StringCubed's inventions do not work without Timeplast's Proprietary Materials; that it is necessary to have distinct companies working in distinct sciences, each in its own separate and independent channel, for the Manifester to be achieved and to work properly; and that they collaborate only in the development of the Manifester and the TimeMass Filament Line as set forth in this Agreement.

(d) Remedies. The Parties agree that breach of this Section 7.3 would cause irreparable harm for which damages are inadequate, and that the non-breaching Party is entitled to specific performance and injunctive relief in addition to all other remedies, without posting bond.

7.4 Interfaces and Specifications. The Parties shall adopt and maintain written Specifications defining the technical interfaces between their respective contributions, including: material properties required for Functional Filament performance (solubility rates, molecular-weight ranges, extrusion parameters, thermomechanical envelopes); Hardware tolerances and feed requirements for each Proprietary Material form factor; and validation criteria for Functional Objects. Each Party is solely responsible for meeting the Specifications applicable to its own field.

7.5 Own Costs. Each Party bears all costs of performing within its own field, including personnel, facilities, equipment, research, prototyping, testing, certification, patenting and regulatory costs, without reimbursement from the other Party except as expressly stated in this Agreement.

ARTICLE 8 — DEVELOPMENT PROGRAM

8.1 Workstreams. The Program comprises parallel, independent workstreams, allocated as follows:

Workstream	**StringCubed (functionality, hardware, logic)**	**Timeplast (material platform)**
Manifester device	Design and manufacture of all electromechanical Hardware, firmware and control logic; voice-to-object pipeline; calibration	Definition of material feed requirements; supply of development materials; no hardware or logic work
Functional Filaments (TimeMass line)	Analog algorithms, geometries and deposition logic that make each filament functional; one new formulation per month under the Article 5 monthly arrangement	Polymer grades tuned for each filament: polarity, water solubility, molecular weight, extrusion-ability, thermomechanical characteristics, stability
Functional Objects / Premium Printed Objects	Invention, design, prototyping, testing, certification and patenting (e.g., Bloominite; desalination objects, printable batteries)	Polymer manufacturing and qualification for each object; no design, algorithm or functionality work
Consumables	Interface requirements only	Manufacture, quality control and supply of all filaments, cartridges and consumables

Workstream	StringCubed (functionality, hardware, logic)	Timeplast (material platform)
Commercialization	None (no sales channel; no license to any third party)	Marketing, distribution and sale of the Manifester; operation of the Store; billing, fulfillment and first-line support

8.2 Development Plans. Each Party shall prepare and maintain, for its own workstreams, a development plan with target milestones, and shall share a summary of that plan with the other Party quarterly for interface-coordination purposes only. Neither Party directs, supervises or funds the other Party's development work.

8.3 Milestone Reviews. The Program Managers (Section 17.1) shall hold quarterly technical reviews limited to interface compatibility, Specification compliance and launch readiness. Minutes shall be kept and preserved with each Party's Program records.

8.4 Change Control. Neither Party shall change a Specification in a manner that affects the other Party's field without written change-control approval by both Program Managers, such approval not to be unreasonably withheld, conditioned or delayed. Each Party bears its own costs of implementing approved changes within its own field.

8.5 Testing and Regulatory Matters. StringCubed is responsible for functional testing, safety testing and any certifications applicable to the Hardware and to Functional Objects (including any testing and patent investment required before a Premium Printed Object is uploaded to the paid Store). Timeplast is responsible for material safety, material compliance (including any food-contact, environmental or chemical-registration requirements applicable to Proprietary Materials) and for regulatory matters attaching to the sale of the Manifester as a consumer product in its capacity as seller of record.

8.6 No Development Funding. For the avoidance of doubt, and in furtherance of Section 6.4: no milestone payment, advance, grant, loan or reimbursement of development costs shall be made by either Party to the other. The only payments between the Parties are the Monthly Development Fee described in Article 5 and those described in Articles 11 through 14 (materials for development and commercial supply, COGS and the Hardware Manufacturer Fee, and Store settlement).

8.7 Records. Each Party shall maintain complete and accurate technical and financial records of its Program activities for at least five (5) years, sufficient to demonstrate compliance with this Agreement and with each Party's obligations under Applicable Law, including securities laws.

ARTICLE 9 — EXCLUSIVE LICENSE OF MANIFESTER TECHNOLOGIES TO TIMEPLAST

9.1 Grant. Subject to the terms of this Agreement, StringCubed hereby grants to Timeplast an exclusive (exclusive even as to StringCubed, except for StringCubed's retained rights under Section 9.6), worldwide, perpetual, irrevocable (except as expressly provided in Section 9.3 and Article 19), sublicensable (solely as permitted by Section 9.5) license, under all of StringCubed's right, title and interest in and to the Manifester Technologies and all StringCubed Background IP and Foreground IP embodied in or necessary to exploit the Manifester Technologies, to make, have made, use, offer for sale, sell, import, distribute, market and otherwise commercialize (a) Units of the Manifester, (b) the TimeMass Filament Line, and (c) Premium Printed Objects and Subscription Offerings through the Store, in each case within the Program (the "License"). The consideration for the License consists of the supply, manufacturing-fee and Store economics set forth in Articles 11 through 14, which the Parties agree constitute the entire royalty and consideration for the License.

9.2 Exclusivity Commitments of StringCubed. During the Term: (a) Timeplast is and shall remain the sole and exclusive commercialization channel for the Manifester Technologies; (b) StringCubed shall never license, sell, assign, disclose or otherwise make available the Manifester Technologies, or any technology developed by StringCubed for the Manifester, to any person other than Timeplast; (c) StringCubed shall not itself commercialize the Manifester Technologies other than by performing for Timeplast under this Agreement; and (d) all technologies hereafter developed by StringCubed for, or incorporated by StringCubed into, the Manifester or the TimeMass Filament Line shall automatically be included within the Manifester Technologies and the License, without further act or payment; provided that StringCubed technologies, products and programs that are neither developed for nor incorporated into the Manifester or the TimeMass Filament Line — including the independent StringCubed programs identified on Exhibit F — are not, and shall not by virtue of this Section become, included in the Manifester Technologies or the License.

9.3 Duration; Commercialization Condition.

(a) The License is perpetual and shall remain exclusive and in force for so long as Timeplast continues to commercialize, or diligently pursue the commercialization of, the Manifester — that is, for as long as Timeplast is able to sell the Manifester.

(b) A "Cessation Event" means Timeplast's permanent discontinuation of all commercialization of, and all diligent efforts to commercialize, the Manifester, continuing uncured for twelve (12) consecutive months after written notice from StringCubed; provided that no Cessation Event shall arise from, or during the continuation of, (i) any failure of StringCubed to deliver conforming Hardware or technology, (ii) any failure of supply, qualification or Specification attributable to StringCubed, (iii) a force majeure event under Section 27.7, or (iv) any period of good-faith product redesign, regulatory review or generational transition.

(c) Upon a Cessation Event, the License shall terminate and all rights in the Manifester Technologies shall revert to its respective Party, in the manner described in Section 19.2(b)–(d), applied mutatis mutandis.

9.4 No Third-Party Licensing — Ever. In furtherance of Section 9.2, StringCubed covenants that it will never seek to license its Manifester-related technologies to any other company. Any purported license, assignment or encumbrance of Manifester Technologies to a third party in violation of this Article 9 is void ab initio. This Section 9.4 applies solely to the Manifester Technologies and does not restrict StringCubed's development, licensing or commercialization of technologies outside the Manifester Technologies (including the independent programs identified on Exhibit F), subject always to Section 7.3(a).

9.5 Sublicensing by Timeplast. Timeplast may grant sublicenses under the License solely to: (a) contract manufacturers, solely to make Units or products for Timeplast; and (b) distributors, resellers and end users, solely to distribute, resell and use Units, TimeMass products and Premium Printed Objects in the ordinary course. Each sublicense shall be in writing, consistent with this Agreement, and shall not relieve Timeplast of responsibility for the sublicensee's compliance.

9.6 Retained Rights of StringCubed. StringCubed retains: (a) sole ownership of the Manifester Technologies (the License is a license, not an assignment); (b) the right to practice the Manifester Technologies internally for research, development, prototyping, testing, manufacturing for Timeplast, and performance under this Agreement; and (c) all rights in Analog Computing technologies outside the Manifester and the TimeMass Filament Line, subject always to Sections 7.3(a) and 9.2.

9.7 No Implied Licenses. Except for the express licenses in this Agreement, no license or other right is granted by either Party, by implication, estoppel, exhaustion or otherwise.

9.8 Section 365(n) Acknowledgment. All licenses granted under this Agreement (including the Bloominite License) are, and shall be deemed for purposes of Section 365(n) of Title 11 of the United States Code (the

"Bankruptcy Code"), licenses of rights to "intellectual property" as defined in Section 101(35A) of the Bankruptcy Code. The Parties intend that each licensee retain, and may fully exercise, all rights and elections under Section 365(n), as further provided in Article 19.

9.9 Technology Delivery and Escrow. StringCubed shall deliver to Timeplast the documentation reasonably necessary for Timeplast to exercise the License through StringCubed as manufacturer in the ordinary course, and shall deposit, and keep current on at least a semi-annual basis, a complete copy of the design files, bills of materials, firmware source code, manufacturing work instructions, test procedures and calibration data for the then-current Units and TimeMass products (the "Escrow Materials"). The Escrow Materials shall be released to Timeplast only upon (a) a Bankruptcy Event of StringCubed, or (b) StringCubed's uncured failure, continuing for ninety (90) days after written notice, to manufacture or support the Hardware, and in either case solely for Timeplast's exercise of the License.

ARTICLE 10 — LIMITED LICENSE AND MATERIALS DATA TO STRINGCUBED

10.1 Development License. Timeplast hereby grants to StringCubed a non-exclusive, non-transferable, non-sublicensable, royalty-free license, during the Term, to use Proprietary Materials, samples, Specifications and material data supplied by Timeplast solely to design, develop, prototype and test the Manifester Technologies, Functional Filaments and Functional Objects under the Program (including the Monthly Deliverables under Article 5).

10.2 Strict Limits. StringCubed acquires no right to (a) manufacture, have manufactured, sell or commercialize any Proprietary Material or any material of similar composition, (b) analyze, reverse engineer or deformulate any Proprietary Material except as strictly required for interface testing expressly approved in writing by Timeplast, or (c) use Proprietary Materials or Timeplast data for any purpose outside the Program. All Proprietary Materials, samples and data remain the sole property of Timeplast and shall be returned or destroyed on Timeplast's request, save one archival copy of data retained solely for legal-compliance purposes.

10.3 No Polymer IP Transfer. Nothing in this Agreement licenses, assigns or transfers to StringCubed any rights in Timeplast's polymer chemistry, polymerization systems, formulations or processes beyond the narrow development-use license of Section 10.1.

ARTICLE 11 — EXCLUSIVE SUPPLY OF PROPRIETARY MATERIALS

11.1 Exclusive Supplier. Timeplast is and shall be the sole and exclusive supplier of every material consumed by or with the Manifester — all filaments, cartridges, and consumables of every kind — and of the material component of every TimeMass Filament Line product. StringCubed shall design the Manifester Technologies, Functional Filaments and Functional Objects exclusively around Proprietary Materials, and shall not design for, qualify, recommend or enable any third-party material.

11.2 Functional Dependence. StringCubed acknowledges and agrees that its inventions and the Manifester Technologies do not work without Timeplast's Proprietary Materials; Timeplast acknowledges and agrees that its Proprietary Materials attain Manifester functionality only through StringCubed's designs. This mutual dependence is a fundamental premise of the Parties' non-competition covenants and of the economics of this Agreement.

11.3 Development Quantities. During development, Timeplast shall supply StringCubed with reasonable quantities of Proprietary Materials for design, prototyping and testing at Timeplast's documented cost, it being agreed that such supply is interface enablement and not development funding.

11.4 Quality; Conformance. Commercial supply of Proprietary Materials shall conform to the applicable Specifications. Timeplast shall provide a certificate of analysis with each commercial lot. Nonconforming

material shall be replaced by Timeplast at its cost as StringCubed's and end users' sole remedy for nonconformance, without limiting Article 22.

11.5 Commercial Supply Framework. Prior to commercial launch, the Parties shall execute a supply annex to this Agreement addressing forecasts, ordering, lead times, delivery terms and lot acceptance, consistent with the principles of this Article 11. Absent such annex, orders shall be placed by written purchase order at least sixty (60) days in advance and accepted by Timeplast in the ordinary course.

11.6 Continuity. Timeplast shall use commercially reasonable efforts to maintain manufacturing capacity (including qualified second lines within Timeplast) sufficient for forecast Manifester demand. Because materials are consumed on every print, the Parties acknowledge that continuity of material supply is essential to end users and to the value of the License.

ARTICLE 12 — HARDWARE MANUFACTURE AND HARDWARE ECONOMICS

12.1 Exclusive Manufacturer. StringCubed shall be the exclusive manufacturer of Units for Timeplast. StringCubed may subcontract fabrication of components or assemblies, provided StringCubed remains responsible for conformance to Specifications and for its subcontractors' compliance with this Agreement.

12.2 Sale of Units at COGS. StringCubed shall sell Units to Timeplast at StringCubed's Cost of Goods Sold, without margin. StringCubed shall document COGS per Unit in reasonable detail and update such documentation upon any material change in cost. Title and risk of loss pass to Timeplast upon delivery Ex Works StringCubed's facility.

12.3 Exclusive Seller. Timeplast shall be the exclusive seller of Units to distributors and end users, shall set retail pricing in its discretion, and shall be the merchant, seller and importer of record. StringCubed shall not sell Units to any person other than Timeplast.

12.4 Hardware Manufacturer Fee — the 70/30 Split.

(a) In consideration of StringCubed's design and manufacture of the Hardware and the License, Timeplast shall pay StringCubed, for each Unit sold, a fee (the "Hardware Manufacturer Fee") equal to thirty percent (30%) of the Net Hardware Profit on that Unit. Timeplast shall retain the remaining seventy percent (70%) of Net Hardware Profit. The Parties intend the Hardware Manufacturer Fee to function as a conventional hardware manufacturer's fee.

(b) "Net Hardware Profit" means, for a Unit, (i) the gross amounts actually received by Timeplast from the sale of that Unit, less (ii) refunds, returns, credits and chargebacks; sales, use, VAT and similar taxes collected; shipping and logistics charges; and payment-processing fees, less (iii) the COGS paid or payable to StringCubed for that Unit.

(c) For the avoidance of doubt, the Hardware Manufacturer Fee is calculated only on Unit sales. No portion of Materials Revenue, and no portion of Store receipts other than Developer Proceeds under Section 14.7, is payable to StringCubed.

12.5 Reports and Payment. Within thirty (30) days after the end of each calendar quarter, Timeplast shall deliver to StringCubed a report of Units sold, gross receipts, permitted deductions, COGS and Net Hardware Profit for the quarter, and shall pay the Hardware Manufacturer Fee shown due concurrently with the report. Amounts unpaid when due bear interest at the lesser of one percent (1%) per month and the maximum lawful rate.

12.6 Books; Audit. Each Party shall keep, for at least three (3) years, books and records sufficient to verify amounts payable to the other Party under this Agreement. Not more than once per calendar year, on thirty (30) days' notice, a Party may cause an independent certified public accountant, bound by confidentiality, to audit the other Party's relevant records. If an audit reveals underpayment exceeding five percent (5%) for

the audited period, the audited Party shall bear the reasonable cost of the audit in addition to paying the shortfall with interest.

12.7 Warranty and Service Allocation. StringCubed shall provide the manufacturer's hardware warranty (repair or replacement of defective Units) for one (1) year from end-user delivery, at StringCubed's cost for defects in materials or workmanship of the Hardware. Timeplast shall provide first-line customer service, returns logistics and all support related to materials, billing and the Store. Warranty claims caused by Proprietary Materials shall be borne by Timeplast; warranty claims caused by Hardware shall be borne by StringCubed.

ARTICLE 13 — MATERIALS ECONOMICS

13.1 One Hundred Percent to Timeplast. Timeplast shall receive and retain one hundred percent (100%) of all revenues and profits from the sale of Proprietary Materials consumed by or with the Manifester — whether sold as filaments, cartridges or other consumables, whether sold standalone, bundled or by subscription, and whether sold to distributors or end users (collectively, "Materials Revenue"). Materials are spent on every print; the Parties acknowledge that this recurring consumable stream is Timeplast's principal profit model under the Program.

13.2 StringCubed Waiver. StringCubed shall have no right to, and hereby irrevocably waives and disclaims, any royalty, fee, commission, profit share or other participation in Materials Revenue, and shall never profit from Timeplast's Proprietary Materials. StringCubed's compensation under this Agreement derives solely from the Monthly Development Fee (Article 5), the Hardware Manufacturer Fee (Section 12.4) and Developer Proceeds (Section 14.7), each attributable to StringCubed's own technologies and development services.

13.3 No Material Design Fees. The incorporation of StringCubed-designed functionality into a TimeMass Filament Line product does not entitle StringCubed to any share of the material price of that product; the Parties' sole economics for functionality are those of Article 5 and Articles 12 and 14.

ARTICLE 14 — MANIFESTER OBJECT STORE; PREMIUM PRINTED OBJECTS

14.1 Store Operation. Timeplast shall operate the Manifester Object Store as the storefront embedded in or accompanying the Manifester. Timeplast shall be the merchant of record for all Store transactions and shall be responsible for Store availability, end-user accounts, billing, collection, applicable sales-tax administration, refunds and first-line Store support.

14.2 StringCubed as Developer. StringCubed shall act as the developer of the Premium Printed Objects and Subscription Offerings that StringCubed creates, and of the Manifester's object-generative capabilities. StringCubed is solely responsible for the investment, design, engineering, testing and patenting required before any StringCubed-developed Premium Printed Object or object-generative capability is uploaded to the paid Store, and for maintaining, iterating and updating its Premium Printed Objects. Third parties may offer objects through the Store only as provided in Section 14.8; such third-party developers may range widely in type, size and market (for example, an individual designer, an influencer, a footwear brand or an automotive company), and each third-party developer is responsible for its own objects as provided in the applicable developer agreement.

14.3 Submission and Review. StringCubed shall submit each Premium Printed Object and object-generative capabilities to Timeplast to evaluate function, safety, material compatibility and legal compliance. Timeplast may review each submission and may approve, reject or condition it on reasonable grounds limited to: end-user safety; incompatibility with Proprietary Materials or the Manifester; violation of Applicable Law; bona fide third-party intellectual-property concerns; or material failure to perform as described. Approval shall not be unreasonably withheld, conditioned or delayed. Timeplast may remove a

published object from the Store on the same limited grounds, on notice to StringCubed and with an opportunity to cure where cure is feasible.

14.4 Object Standards. Each Premium Printed Object shall: perform substantially as described in its Store listing; comply with Applicable Law and applicable certifications; carry appropriate use instructions and warnings; and not infringe or misappropriate any third-party Intellectual Property. StringCubed shall promptly correct or withdraw any object that fails these standards.

14.5 Updates and Support. StringCubed shall provide reasonable updates, fixes and developer-level support for its Premium Printed Objects for so long as they are offered, and shall follow a reasonable deprecation process (advance notice to Timeplast; continued support of existing purchasers for a reasonable period) before retiring an object.

14.6 End-User Terms. Each Premium Printed Object shall be licensed (not sold) to end users under an end-user license presented at purchase. Timeplast is authorized, as StringCubed's limited agent solely for this purpose, to present and obtain acceptance of such end-user license on StringCubed's behalf. End users receive a personal, non-transferable license to print and use the object for its intended purpose, with no right to redistribute print files.

14.7 Store Economics — the Apple-Model Split.

(a) "Gross Store Receipts" means all amounts collected by Timeplast from end users for Premium Printed Objects and Subscription Offerings, less refunds, chargebacks and sales, use, VAT and similar taxes collected.

(b) For each Store transaction, Timeplast shall retain a platform commission (the "Platform Commission") equal to thirty percent (30%) of Gross Store Receipts — the same standard commission percentage that Apple Inc. collects on paid apps and in-app purchases of digital goods in Apple's App Store as of the Effective Date.

(c) Timeplast shall remit the remaining seventy percent (70%) of Gross Store Receipts to StringCubed, in its capacity as developer of the applicable object, (the "Developer Proceeds") within thirty (30) days after the end of each calendar month, together with a transaction report by object, quantity, gross receipts and deductions. For objects offered by a third-party developer admitted under Section 14.8, the Developer Proceeds for those objects are payable to the applicable third-party developer under Timeplast's written agreement with that developer, and StringCubed's compensation with respect to such third-party objects, if any, shall be only as separately agreed by the Parties in writing consistent with Section 9.2.

(d) Apple-schedule tracking. The Parties intend the Platform Commission to mirror Apple's standard published App Store commission model. Accordingly, upon written election by both Parties, the Platform Commission shall be reduced to fifteen percent (15%): (i) for any calendar year following a year in which StringCubed's aggregate Developer Proceeds did not exceed one million U.S. dollars (US $1,000,000), by analogy to Apple's App Store Small Business Program; and (ii) for any Subscription Offering with respect to a subscriber who has maintained a paid subscription for more than twelve (12) consecutive months, by analogy to Apple's reduced second-year subscription commission. Absent such election, the Platform Commission is thirty percent (30%) in all cases.

(e) The audit and interest provisions of Sections 12.5 and 12.6 apply to Store settlement, mutatis mutandis.

14.8 Future Third-Party Developers. Timeplast may in the future admit additional third-party developers to the Store only through StringCubed's curated third party developer list; provided that (i) StringCubed verifies such developer and its designed premium objects comply with Timeplast's standards and all applicable laws, and (ii) nothing in this Section licenses any Manifester Technology to any third party or dilutes Section 9.2.

14.9 Store Data. Aggregate Store transaction data is owned by Timeplast; StringCubed shall receive object-level sales reporting for its own objects. End-user personal data is controlled by Timeplast and handled per Timeplast's privacy policy and Applicable Law; StringCubed shall receive personal data only as necessary for support and only under a data-processing arrangement.

ARTICLE 15 — INTELLECTUAL PROPERTY

15.1 Background IP. Each Party retains sole and exclusive ownership of its Background IP. StringCubed's Background IP includes the Manifester Technologies existing as of the Effective Date, the Nine Analog Principles and Bloominite. Timeplast's Background IP includes the Time-Programmable Polymer platform, its polymerization systems, formulations and processes.

15.2 Foreground IP — the Field Allocation Rule. Ownership of Foreground IP follows the Parties' fields, regardless of which Party's personnel conceived it: (a) Foreground IP within the StringCubed Field (Analog Computing, Hardware, logic, Functional Filament algorithms, Functional Objects) is and shall be owned solely by StringCubed; (b) Foreground IP within the Timeplast Field (polymer chemistry, formulations, polymerization processes, material properties and manufacture) is and shall be owned solely by Timeplast. Each Party hereby irrevocably assigns, and shall cause its personnel and contractors to assign, to the other Party all right, title and interest in any Foreground IP falling within the other Party's field, and shall execute all documents reasonably necessary to perfect such ownership. Foreground IP owned by StringCubed under this Section that relates to the Manifester is automatically included in the License. Monthly Deliverables under Article 5 are allocated between the Parties in accordance with Section 5.7, consistently with this Section 15.2.

15.3 Joint Inventions. If Foreground IP is truly inseparable between the fields (a "Joint Invention"), it shall be jointly owned; each Party may practice the Joint Invention within its own field without accounting to the other; and neither Party shall license a Joint Invention relating to the Manifester to any third party, consistent with Section 9.2. The Parties shall agree in writing on prosecution responsibility and cost sharing for each Joint Invention.

15.4 Improvements. Improvements made by Timeplast to any Manifester Technology are assigned to StringCubed under Section 15.2 and are licensed back to Timeplast automatically as part of the License. Improvements made by StringCubed to any Proprietary Material (including any incidental formulation insight arising from interface testing) are assigned to Timeplast under Section 15.2, and StringCubed shall have no rights therein beyond Section 10.1.

15.5 Prosecution and Maintenance. Each Party shall control and bear the cost of preparing, filing, prosecuting and maintaining Intellectual Property registrations within its own field. Each Party shall keep the other reasonably informed regarding Program-critical filings. If the owning Party elects to abandon a Program-critical patent or application, it shall give the other Party at least sixty (60) days' prior notice, and the other Party may assume prosecution and maintenance at its own cost in the owner's name (ownership unchanged), with such assumed costs creditable against amounts otherwise payable to the owner under this Agreement.

15.6 Enforcement. The owning Party has the first right, but not the obligation, to enforce its Intellectual Property against third-party infringement. If infringement materially affects the Program and the owner does not act within ninety (90) days of written notice, then (a) Timeplast, as exclusive licensee, may enforce StringCubed's Manifester-related Intellectual Property at Timeplast's cost, and (b) the non-enforcing Party shall reasonably cooperate, including joining as a necessary party at the enforcing Party's cost. Recoveries shall be applied first to the enforcing Party's costs, with the remainder shared to reflect the Parties' economic interests under Articles 12 through 14 in the affected revenue stream.

15.7 Feedback. Suggestions or feedback offered by one Party regarding the other Party's field may be used by the receiving Party freely within its own field, without obligation, and shall not create any ownership or license beyond this Article 15.

15.8 Open Source. Neither Party shall incorporate into any deliverable to the other any software subject to a license requiring, as a condition of use, the disclosure or licensing of the other Party's (or the combined product's) source code or Intellectual Property, without the other Party's prior written consent.

15.9 No Challenge. Neither Party shall knowingly challenge, or assist a third party in challenging, the validity, enforceability or ownership of the other Party's Intellectual Property licensed or used under this Agreement, except as a defense to a claim brought by the other Party.

ARTICLE 16 — TRADEMARKS; BRANDING; PUBLICITY; SECURITIES DISCLOSURE

16.1 Mark Ownership. As between the Parties: StringCubed owns the marks STRING CUBED and BLOOMINITE; Timeplast owns the marks TIMEPLAST, MANIFESTER and TIMEMASS. Each Party's use of the other's marks inures to the benefit of the owner.

16.2 Trademark Licenses. StringCubed grants Timeplast an exclusive, royalty-free license, coextensive with the License, to use the BLOOMINITE mark in the marketing, distribution and sale of Units, TimeMass products and Premium Printed Objects. Timeplast grants StringCubed a non-exclusive, royalty-free license to use the TIMEPLAST, TIMEMASS and MANIFESTER marks solely to describe compatibility and the Parties' collaboration. All use of a Party's marks shall follow that Party's reasonable written brand guidelines; the mark owner may review samples of use and require correction of nonconforming use; and all goodwill inures to the mark owner.

16.3 Quality Control. Each licensee shall maintain the quality of goods and services offered under the licensed marks at a level at least consistent with the Program's Specifications and with the owner's reasonable standards, and shall not use the marks in any manner that disparages the owner or damages the marks.

16.4 Publicity; Securities Filings. Neither Party shall issue a press release naming the other without the other's prior consent, not to be unreasonably withheld; provided, however, that each Party may, without consent but with advance copy to the other where reasonably practicable: (a) file this Agreement, and summaries or descriptions of it, as an exhibit to or disclosure within its offering statements, offering circulars, annual and other reports and amendments under the Securities Act of 1933, Regulation A, Regulation Crowdfunding or other Applicable Law; (b) respond to comments of the Securities and Exchange Commission or any state regulator concerning the Parties' relationship; and (c) make disclosures required by Applicable Law or legal process. Each Party shall ensure that its descriptions of this Agreement in offering materials are accurate and consistent with this Agreement.

16.5 Non-Disparagement. Neither Party shall make public statements intended to disparage the other Party or its products.

16.6 Related-Party Disclosure Responsibility. Each Party is solely responsible for the content of its own offering materials, reports and regulatory responses. Each Party shall describe this Agreement, the Original Agreement, the monthly arrangement and the Parties' relationship in its own offering materials accurately and consistently with this Agreement, as prepared with the advice of its own securities counsel and, as applicable, reviewed with its own independent auditors. Each Party's disclosure shall address, at a minimum: (a) the related-party nature of this Agreement and the Founder's dual role as an officer, director and equity holder of both Parties; (b) the historical payments and deliverables described in Articles 2 through 5, including the basis of the revenue attribution described in Article 3 and the Reconciliation; (c) the ongoing payments between the Parties under this Agreement and their expected magnitude; and (d) the

mutual operational dependence described in Recital K and Section 11.2, including that each Party's contribution to the Manifester Program has limited commercial value without the other Party's contribution.

ARTICLE 17 — GOVERNANCE; RELATED-PARTY SAFEGUARDS

17.1 Program Managers. Each Party shall designate in writing a Program Manager as its operational point of contact. Program Managers shall meet at least quarterly (Section 8.3) and shall maintain a written record of interface decisions and change control.

17.2 Approval of Related-Party Dealings. This Agreement, each annex, and each amendment shall be approved by each Party's board of directors (or equivalent body) with the Founder's conflicting interest disclosed, in accordance with Section 144 of the Delaware General Corporation Law (as to Timeplast) and Fla. Stat. § 607.0832 (as to StringCubed). Any material inter-Party dealing outside this Agreement requires the same approval. Where a Party has no director disinterested in a related-party dealing, that Party shall designate an independent advisor (who may be an independent director or advisor of the kind contemplated by Section 26.2) to review the dealing and its terms, and shall document the advisor's review and conclusions with that Party's corporate records.

17.3 Arm's-Length Standard; Periodic Review. The Parties intend all pricing and splits in this Agreement — the fixed $989 Monthly Development Fee, COGS pricing, the 70/30 Hardware split, the 100% materials allocation to Timeplast, and the 30% Platform Commission benchmarked to Apple's standard App Store rate — to reflect arm's-length terms consistent with market practice for contract research and development, contract manufacturing, consumables models and platform commissions. The Parties may review these terms and shall memorialize in writing any adjustment recommended by either Party's auditors, counsel or an independent valuation advisor to preserve arm's-length character. The Parties shall retain with their corporate records documentation supporting the market basis of the pricing and splits described in this Section 17.3.

17.4 Separate Offerings; No Solicitation for the Other. Each Party is solely responsible for its own securities offerings, and disclosures. Neither Party shall sell securities of the other. Each Party shall describe the Parties' respective roles in its own offering materials consistently with Articles 6, 7 and 9 and Recitals A through Q.

17.5 No Cross-Default; No Guarantees. A default, insolvency or securities-law issue of one Party shall not constitute a default of the other Party under any of the other Party's agreements, and neither Party guarantees or provides credit support for the other's obligations.

17.6 Founder Time Allocation. The Founder's service to each Party shall be rendered under that Party's own arrangements and compensated, if at all, only by that Party. Nothing in this Agreement compensates the Founder, and no payment hereunder shall be routed to or through the Founder.

ARTICLE 18 — TERM; LIMITED TERMINATION

18.1 Term. This Agreement commences on the Effective Date and continues perpetually (the "Term"), subject only to Section 18.3.

18.2 No Termination for Convenience. Neither Party may terminate this Agreement or the License for convenience. For the avoidance of doubt, discontinuation of the monthly arrangement under Section 5.8 is not a termination of this Agreement.

18.3 Exclusive Termination Events. This Agreement and the License may be terminated, and technology may revert, only as provided in Article 19 (Bankruptcy). Breach of this Agreement, however material, does not give rise to a right to terminate this Agreement or the License; the remedies for breach are those stated in Section 18.4.

18.4 Remedies for Breach. For any breach: (a) the non-breaching Party may recover damages and obtain specific performance and injunctive relief (the Parties agreeing that breaches of Articles 7, 9, 10, 11, 15 and 21 cause irreparable harm); (b) for an undisputed payment default continuing sixty (60) days past written notice, the unpaid Party may suspend its corresponding deliveries or remittances until cured; and (c) all remedies are cumulative. Nothing in this Section limits Article 19.

18.5 Survival. Sections and Articles which by their nature should survive — including accrued payment obligations, Articles 2 through 5 (including the confirmations therein and the Bloominite License), Sections 6.3–6.5, 7.3, 9.7, 9.8, 10.2, 10.3, 13.2, Article 15, Sections 16.1 and 16.4, Article 19, Section 20.5, and Articles 21 through 23, 26 and 27 — survive any termination of this Agreement.

ARTICLE 19 — BANKRUPTCY; REVERSION OF TECHNOLOGY

19.1 Bankruptcy Event. A "Bankruptcy Event" occurs with respect to a Party if: (a) it commences a voluntary case under the Bankruptcy Code or any similar insolvency law; (b) an involuntary case is commenced against it and is not dismissed or stayed within sixty (60) days; (c) it makes a general assignment for the benefit of creditors; (d) a receiver, trustee, custodian or liquidator is appointed over it or substantially all of its assets; (e) it adopts a resolution for, or commences, dissolution, liquidation or winding up (other than a solvent reorganization into a successor that assumes this Agreement); or (f) it admits in writing its inability to pay its debts as they become due.

19.2 Bankruptcy Event of Timeplast. Upon a Bankruptcy Event of Timeplast: (a) to the maximum extent permitted by Applicable Law, the License terminates; (b) all rights in the Manifester Technologies revert to StringCubed, and StringCubed may thereafter commercialize, and license to any person, the Manifester Technologies free of Sections 9.2 and 9.4; (c) Timeplast shall promptly return or destroy all StringCubed Confidential Information, design files and Escrow Materials in its possession; (d) StringCubed is released from Section 7.3(a) solely to the extent necessary to obtain or develop substitute materials so that the Manifester program may continue, subject to Timeplast's (or its estate's) rights in the Proprietary Materials, which remain Timeplast property; (e) Timeplast (or its estate) may, for ninety (90) days, sell existing Unit and TimeMass inventory in the ordinary course, subject to the payment provisions of Articles 12 through 14; and (f) the Bloominite License, being fully paid and irrevocable, is treated in accordance with Article 4.

19.3 Bankruptcy Event of StringCubed. Upon a Bankruptcy Event of StringCubed: (a) the License continues, and Timeplast may elect to retain its rights under Section 365(n) of the Bankruptcy Code, in which case the License shall be treated as fully paid and irrevocable to the fullest extent Section 365(n) permits, with the ongoing economics of Articles 12 and 14 constituting the agreed "royalty payments" thereunder; (b) the Escrow Materials shall be released to Timeplast pursuant to Section 9.9; (c) all rights in, and all embodiments of, Timeplast's Proprietary Materials, formulations, specifications and Confidential Information in StringCubed's possession revert and shall be returned to Timeplast; (d) Timeplast shall have the option, but not the obligation, to purchase the Manifester Technologies from StringCubed or its estate at fair value, subject to court approval where required; (e) Timeplast is released from Section 7.3(b) solely to the extent necessary to manufacture, have manufactured and support the Hardware so that the Manifester program may continue; and (f) the Bloominite License continues in accordance with Article 4 and Section 365(n) of the Bankruptcy Code.

19.4 Take-Back Only in Bankruptcy. The Parties acknowledge and agree that the reversion or take-back of a Party's technology from the other Party occurs only upon a Bankruptcy Event of that other Party as provided in this Article 19, and does not occur by reason of breach, dispute, underperformance or any other circumstance.

19.5 Further Assurances in Insolvency. Each Party shall execute such instruments and give such notices (including to any trustee or receiver) as the other Party reasonably requests to give effect to this Article 19,

and each Party consents to relief from any applicable stay solely to permit the exercise of rights under Sections 9.8, 9.9 and this Article 19 to the extent such consent is enforceable.

ARTICLE 20 — REPRESENTATIONS AND WARRANTIES; DISCLAIMERS

20.1 Mutual Representations. Each Party represents and warrants to the other that: (a) it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (b) it has full power and authority to enter into and perform this Agreement, and this Agreement has been duly authorized (including the conflict-of-interest approvals described in Section 17.2), executed and delivered and constitutes its legal, valid and binding obligation; (c) its execution and performance do not conflict with its governing documents, any material agreement, or Applicable Law; (d) no consent of any third party or governmental authority is required for its execution and performance, other than filings described in Section 16.4; and (e) there is no litigation pending or, to its knowledge, threatened that would materially impair its performance.

20.2 StringCubed Representations. StringCubed represents and warrants that: (a) it owns or controls the Manifester Technologies and has the right to grant the License and the Bloominite License; (b) it has not granted, and will not grant, any license, lien or encumbrance on the Manifester Technologies inconsistent with this Agreement; (c) to its knowledge, the Manifester Technologies as delivered do not infringe or misappropriate any third party's Intellectual Property; and (d) U.S. Patent No. [12,564,142 B1] (Bloominite) is issued and owned by StringCubed.

20.3 Timeplast Representations. Timeplast represents and warrants that: (a) it owns or controls the Proprietary Materials and associated Intellectual Property; (b) it has the manufacturing capability, or a commercially reasonable plan to develop the capability, to supply Proprietary Materials at Program scale; (c) to its knowledge, the Proprietary Materials as supplied do not infringe or misappropriate any third party's Intellectual Property; and (d) the financial information set forth in Article 3 is derived from Timeplast's audited financial statements and underlying books and records as described in Section 3.5, including the Reconciliation.

20.4 Mutual Related-Party Representation. Each Party represents that the description of the Parties' relationship in Recitals A through Q, and the confirmations set forth in Articles 2 and 3, are true, complete and correct in all material respects as to itself, in each case as evidenced by, and on the basis of, the records described in Sections 2.9 and 3.5, and acknowledges that the other Party and its investors will rely on that description, including in disclosures made under the federal securities laws.

20.5 Disclaimers. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR THAT DEVELOPMENT WILL SUCCEED. THE PARTIES ACKNOWLEDGE THAT BOTH FIELDS ARE FRONTIER TECHNOLOGIES UNDER ACTIVE DEVELOPMENT AND THAT NEITHER PARTY GUARANTEES ANY TECHNICAL OR COMMERCIAL OUTCOME. NOTHING IN THIS SECTION LIMITS EITHER PARTY'S OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS WITH RESPECT TO ITS OWN DISCLOSURES.

ARTICLE 21 — CONFIDENTIALITY

21.1 Definition. "Confidential Information" means non-public information disclosed by or on behalf of a Party ("Discloser") to the other Party ("Recipient") in connection with this Agreement that is designated confidential or that a reasonable person would understand to be confidential, including, for StringCubed, the Manifester Technologies, design files, firmware and algorithms, and, for Timeplast, the Proprietary Materials, formulations, polymerization processes and specifications. Confidential Information excludes

information that: (a) is or becomes public through no fault of the Recipient; (b) was lawfully known to the Recipient without duty of confidentiality before disclosure; (c) is lawfully received from a third party without duty of confidentiality; or (d) is independently developed by the Recipient without use of the Discloser's Confidential Information.

21.2 Obligations. The Recipient shall: use Confidential Information solely to perform under, and exercise rights granted by, this Agreement; protect it with at least reasonable care; and disclose it only to its personnel, professional advisors, contract manufacturers and escrow agents who need to know it for the Program and are bound by confidentiality obligations at least as protective as this Article 21. The Recipient is responsible for its representatives' compliance.

21.3 Compelled and Regulatory Disclosure. The Recipient may disclose Confidential Information to the extent required by Applicable Law, legal process or securities regulation (including the filings and comment-response disclosures described in Section 16.4), provided the Recipient gives the Discloser prompt notice where lawful and reasonably cooperates, at the Discloser's expense, in seeking confidential treatment.

21.4 Duration. Confidentiality obligations continue during the Term and for five (5) years thereafter; provided that obligations with respect to trade secrets (including polymer formulations and Manifester design files) continue for as long as the information remains a trade secret under Applicable Law.

21.5 Return. Upon written request, or as required by Article 19, the Recipient shall return or destroy the Discloser's Confidential Information, retaining only archival copies required by law or bona fide document-retention policy, which remain subject to this Article 21.

ARTICLE 22 — INDEMNIFICATION

22.1 By StringCubed. StringCubed shall defend, indemnify and hold harmless Timeplast and its officers, directors, employees and agents from and against all third-party claims, and all resulting losses, damages, liabilities, costs and reasonable attorneys' fees ("Losses"), to the extent arising out of: (a) any claim that the Manifester Technologies, the Hardware, or any Premium Printed Object (excluding, in each case, the Proprietary Materials as such) infringes or misappropriates a third party's Intellectual Property; (b) death, personal injury or property damage caused by a defect in the design or manufacture of the Hardware or in the design of a Functional Object; (c) StringCubed's breach of this Agreement, negligence or willful misconduct; or (d) any claim by StringCubed's personnel or contractors relating to their engagement.

22.2 By Timeplast. Timeplast shall defend, indemnify and hold harmless StringCubed and its officers, directors, employees and agents from and against all Losses to the extent arising out of: (a) any claim that the Proprietary Materials infringe or misappropriate a third party's Intellectual Property; (b) death, personal injury or property damage caused by a defect in the Proprietary Materials; (c) Timeplast's marketing, sale, distribution and support of Units and TimeMass products and its operation of the Store (except to the extent within Section 22.1); (d) Timeplast's breach of this Agreement, negligence or willful misconduct; or (e) any claim by Timeplast's personnel or contractors relating to their engagement. For the avoidance of doubt, each Party is solely responsible for, and neither Party indemnifies the other for, claims by that Party's own securityholders arising out of that Party's own offerings or disclosures.

22.3 Procedure. The indemnified Party shall give prompt written notice of any indemnifiable claim (delay excusing the indemnitor only to the extent of actual prejudice), permit the indemnitor to control the defense and settlement with counsel reasonably acceptable to the indemnified Party, and reasonably cooperate at the indemnitor's expense. The indemnitor shall not settle a claim in a manner that admits fault of, or imposes non-monetary obligations on, the indemnified Party without its consent. The indemnified Party may participate with its own counsel at its own expense.

22.4 Infringement Remedies. If a claim within Section 22.1(a) or 22.2(a) is made or, in the indemnitor's reasonable judgment, likely, the indemnitor may, at its option and expense: (a) procure the right to continue use; (b) modify or replace the affected technology, material or object so it is non-infringing and materially equivalent; or (c) if neither is commercially reasonable, require withdrawal of the affected item, with an equitable adjustment (including refund of amounts paid for affected inventory) as the Parties reasonably agree.

ARTICLE 23 — LIMITATION OF LIABILITY

23.1 Exclusion of Certain Damages. EXCEPT FOR EXCLUDED CLAIMS, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, OR FOR LOST PROFITS, LOST REVENUE OR LOSS OF DATA, ARISING OUT OF THIS AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY THEREOF.

23.2 Cap. EXCEPT FOR EXCLUDED CLAIMS, EACH PARTY'S AGGREGATE LIABILITY ARISING OUT OF THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNTS PAID AND PAYABLE BETWEEN THE PARTIES UNDER THIS AGREEMENT IN THE TWELVE (12) MONTHS PRECEDING THE EVENT GIVING RISE TO LIABILITY.

23.3 Excluded Claims. "Excluded Claims" means: a Party's indemnification obligations under Article 22; breach of Article 21 (Confidentiality); breach or misuse of the licenses or Intellectual Property provisions of Articles 9, 10 and 15 (including breach of Sections 7.3, 9.2 and 9.4); payment obligations under Article 5 and Articles 12 through 14; and a Party's fraud, gross negligence or willful misconduct.

ARTICLE 24 — INSURANCE

24.1 Beginning no later than the first commercial sale of a Unit and continuing during the Term, each Party shall maintain commercial general liability insurance (including products and completed-operations coverage) with sufficient limits, and shall provide certificates of insurance upon request.

ARTICLE 25 — COMPLIANCE WITH LAWS

25.1 Each Party shall perform its obligations in compliance with Applicable Law, including consumer-product-safety laws and regulations applicable to its role, anti-bribery and anti-corruption laws, export-control and sanctions laws, environmental and chemical-compliance laws applicable to the Proprietary Materials, and the federal and state securities laws applicable to its own offerings and disclosures. Each Party shall promptly notify the other of any governmental inquiry that directly concerns the Program or the Parties' relationship, to the extent legally permitted.

ARTICLE 26 — GOVERNING LAW; DISPUTE RESOLUTION

26.1 Governing Law. This Agreement is governed by the laws of the State of Florida, without regard to conflict-of-laws principles. The United Nations Convention on Contracts for the International Sale of Goods does not apply.

26.2 Escalation. Before commencing any proceeding (other than for injunctive relief), the Parties shall refer the dispute to their respective chief executives, or, given the common-founder circumstance, to one independent director or advisor designated by each Party, who shall confer in good faith for thirty (30) days.

26.3 Mediation; Arbitration. Any dispute not resolved by escalation shall be submitted to non-binding mediation in Orlando, Florida, and, failing resolution within sixty (60) days, shall be finally resolved by binding arbitration administered by the American Arbitration Association under its Commercial Arbitration

Rules, by one arbitrator, seated in Orlando, Florida, in English. Judgment on the award may be entered in any court of competent jurisdiction. Either Party may seek temporary or preliminary injunctive relief in any court of competent jurisdiction to protect Intellectual Property or Confidential Information pending arbitration.

26.4 Jury Waiver. TO THE EXTENT ANY DISPUTE PROCEEDS IN COURT, EACH PARTY IRREVOCABLY WAIVES TRIAL BY JURY.

ARTICLE 27 — MISCELLANEOUS

27.1 Notices. Notices shall be in writing, nationally recognized overnight courier, or email with confirmation of receipt, to the addresses on the signature page (or as updated by notice). Notices are effective on receipt.

27.2 Assignment. Neither Party may assign this Agreement, in whole or in part, without the other Party's prior written consent, except that a Party may assign this Agreement in its entirety, on written notice, to a successor in a Change of Control that assumes this Agreement in writing; provided that no assignment shall relieve the assignor of accrued obligations, and any assignment in connection with a Bankruptcy Event remains subject to Article 19. Any purported assignment in violation of this Section is void.

27.3 Entire Agreement; Prior Agreements. This Agreement, together with its Exhibits and any annexes executed under it, constitutes the entire agreement of the Parties concerning its subject matter and supersedes all prior and contemporaneous understandings, term sheets and communications, written or oral, concerning that subject matter (a) the Original Agreement, solely as to executory obligations from and after the Effective Date, which are restated in Articles 2 through 5. Nothing in this Section rescinds, unwinds or modifies the transactions, payments, deliveries and licenses already consummated under the Original Agreement or the monthly arrangement, all of which are confirmed in Articles 2 through 4.

27.4 Amendment; Waiver. This Agreement may be amended only by a writing signed by both Parties and approved as required by Section 17.2. No waiver is effective unless in a signed writing, and no waiver of one breach waives any other breach.

27.5 Severability. If any provision is held invalid or unenforceable, it shall be modified to the minimum extent necessary to be enforceable while preserving the Parties' intent, and the remainder of this Agreement remains in effect.

27.6 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties; nothing herein confers rights on any other person, including either Party's investors, except that indemnified persons under Article 22 may enforce Article 22 through the indemnified Party.

27.7 Force Majeure. Neither Party is liable for delay or failure (other than payment obligations) caused by events beyond its reasonable control, including acts of God, natural disasters, epidemics, war, terrorism, labor disturbances, utility or supply-chain failures not caused by the affected Party, and governmental action, provided the affected Party gives prompt notice and uses reasonable efforts to mitigate and resume performance.

27.8 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which is an original and all of which together constitute one instrument. Electronic signatures and copies have the same effect as originals.

27.9 Further Assurances. Each Party shall execute and deliver such further documents, and take such further actions, as the other Party reasonably requests to give effect to this Agreement, including recordation of licenses and assignments with applicable Intellectual Property offices.

27.10 Cumulative Remedies; Construction. Except as expressly stated, remedies are cumulative. The Parties acknowledge that each has participated in drafting, has been encouraged to consult independent counsel, and enters into this Agreement voluntarily with full knowledge of the Founder's dual role.

SIGNATURE PAGE

Dual-Capacity Acknowledgment. Each Party acknowledges that Manuel Rendon executes this Agreement twice, once as an authorized officer of each Party, solely in his respective corporate capacities and not individually; that his conflicting interest has been disclosed to and approved by each Party as described in Section 17.2; and that each Party intends this Agreement to be enforceable notwithstanding such common signatory. Each signatory shall date his or her signature, and each Party shall retain with its counterpart the board resolutions or written consents evidencing the approvals described in Sections 6.5 and 17.2.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

TIMEPLAST INC

Signed by:

By: ______________________

DB5C85F00D6E4A3...

Name n

Title: Chief Executive Officer (solely in such capacity)

Date: 8/28/2026

STRING CUB

Signed by:

By: ______________________

DB5C85F00D6E4A3...

Name: Manuel Rendon

Title: Chief Executive Officer (solely in such capacity)

Date: 8/28/2026

EXHIBIT A — THE NINE ANALOG PRINCIPLES

The following summarizes, for definitional purposes only, the nine analog principles of analog computing published by StringCubed at stringcubed.com. The published versions control for scientific content; this Exhibit controls only for identifying the StringCubed Field under this Agreement.

1. Tranware (transient hardware). Computation by degradation: the hardware itself is the data, and the programmed physical consumption of the object is the execution of the computation.

2. B-Tempware (bio-temporal software). The "source code" is a chronological, biological manifest — a physical schedule (e.g., timed delivery of water, nutrients or light access) written into matter by the object's architect.

3. Hydro Logic Gates. Logic operations (e.g., DELAY, AND, OR) executed through geometric routing of fluids and the thickness and density of sacrificial physiochemical barriers, in place of electronic transistors.

4. Compile-to-Matter (WORO architecture). The schedule is physically compiled into the mass and geometry of the object at the time of manufacture — a write-once, run-once computing system.

5. Zero-Energy Entropic Execution. Execution powered by entropy itself — the thermodynamics of a polymer dissolving in water, gravity and deployment kinetics — requiring no electricity.

6. F-RAM (fluidic RAM). Volatile memory replaced by transient volumetric states: reservoirs temporarily holding fluids and nutrients that are "cleared" as they are consumed or passed to the next stage.

7. Physical AI (embodied computation). Intelligence encoded directly into material properties and structure, so objects autonomously execute time-dependent behaviors governed by physical law, without electronics or software.

8. True Analog Chips. In place of doped silicon, a high-molecular-weight hydrolyzed material whose hydrolysis level and physical density are manipulated to control fluidic conductivity and timing.

9. IMC (integrated morphological circuit). A 3D-printed, volumetric monolithic block integrating memory (reservoirs), routing (channels) and logic gates (sacrificial walls) into a single continuous geometry with no moving parts.

EXHIBIT B — MANIFESTER TECHNOLOGIES (ILLUSTRATIVE INVENTORY)

The Manifester Technologies include, illustratively and without limitation, the following categories, in each case as developed by or for StringCubed for, or incorporated by StringCubed into, the Manifester or the TimeMass Filament Line, whether existing now or developed in the future:

B-1. Analog Computing platform. The Analog Computing architectures, methods and design tools applying the Nine Analog Principles (Exhibit A) to the Manifester and to Functional Filaments and Functional Objects.

B-2. Functional Filament algorithms. The algorithms, geometries, densities, wall thicknesses, channel routings and deposition strategies that make each TimeMass filament functional, including the design logic embodied in each Monthly Deliverable.

B-3. Functional Object and Premium Printed Object designs. Object designs, print files, embedded analog logic, validation and test data for Functional Objects, including Bloominite and sea-water desalination objects, and the object-generative capabilities of the Manifester.

B-4. Manifester Hardware. The electromechanical hardware of the Manifester: chassis, motion systems, extrusion and deposition assemblies, sensors, actuators, electronics and industrial design.

B-5. Firmware and control logic. Firmware, embedded control logic, the voice-to-object pipeline, and calibration data.

B-6. Manufacturing know-how. Tooling designs, bills of materials, manufacturing work instructions, test procedures and quality data for the Hardware and Units.

B-7. Intellectual Property. All StringCubed Background IP and Foreground IP embodied in any of the foregoing, including patents, patent applications, trade secrets, copyrights, software and design rights.

For the avoidance of doubt, and per the definition of "Manifester Technologies" in Article 1 and Section 9.2(d), this Exhibit does not include StringCubed technologies, products or programs that are neither developed for nor incorporated into the Manifester or the TimeMass Filament Line, including the independent programs identified on Exhibit F.

EXHIBIT C — PROPRIETARY MATERIALS (ILLUSTRATIVE DESCRIPTION)

The Proprietary Materials are Timeplast's proprietary family of time-programmable, polar, water-soluble, alcohol-based polymers (the Time-Programmable Polymer platform described in Recital A), supplied in the grades, formulations and form factors required by the Program, including filaments, cartridges, pellets and consumables.

Illustrative tunable characteristics include: molecular weight and molecular-weight distribution; polarity; hydrolysis and water-solubility rate (time programmability); extrusion-ability and other processing characteristics; thermomechanical performance envelope; and material stability, toxicity profile and shelf life.

Each commercial lot is manufactured and quality-controlled by Timeplast to the applicable Specifications adopted under Section 7.4 and is accompanied by a certificate of analysis under Section 11.4. This Exhibit is illustrative and non-exhaustive; the Specifications control the technical requirements for each grade and form factor.

EXHIBIT D — SUMMARY OF ECONOMIC TERMS

This Exhibit summarizes, for convenience only, the economic allocations of Article 5 and Articles 12 through 14. The Articles control in case of any conflict.

Revenue / payment stream	Who sells / collects / pays	Timeplast receives	StringCubed receives
Monthly filament development (Article 5)	Timeplast pays StringCubed a fixed monthly R&D fee	One new TimeMass functional-filament formulation (or development package) per month; 100% of resulting product revenue and profits	$989 per month fixed research-and-development fee; no royalty, revenue share or profit share
Manifester Units (hardware) (Article 12)	Timeplast (exclusive seller); StringCubed manufactures and sells Units to Timeplast at COGS	70% of Net Hardware Profit	COGS reimbursement + 30% of Net Hardware Profit (Hardware Manufacturer Fee)
Proprietary Materials: filaments, cartridges, consumables — spent on every print (Article 13)	Timeplast (sole and exclusive supplier)	100% of Materials Revenue	Nothing — StringCubed never profits from Timeplast's materials
Premium Printed Objects and Subscription Offerings — Manifester Object Store (Article 14)	Timeplast (Store operator and merchant of record); StringCubed is the developer	Platform Commission: 30% of Gross Store Receipts (Apple standard-rate benchmark; optional 15% tiers per §14.7(d))	Developer Proceeds: 70% of Gross Store Receipts (for StringCubed-developed objects; third-party objects per Section 14.7(c))
Development costs	—	Timeplast bears 100% of its own field's costs	StringCubed bears 100% of its own field's costs

Historical consideration confirmed (Articles 2 and 3): Timeplast paid StringCubed $69,350 under the Original Agreement dated January 20, 2024, covering the initial TimeMass formulations, the TimeMass development program deliverables and the Bloominite License. Timeplast's audited financial statements report net revenue of $48,529 (fiscal year 2024) and $171,108 (fiscal year 2025); per Timeplast's product-level records (its Squarespace e-commerce sales and order reports, reconciled as described in Section 3.5) and management confirmation, all such revenue was attributable to TimeMass filaments developed by StringCubed (aggregate $219,637). See Section 3.6 for the distinction between revenue and profit.

Other than the Monthly Development Fee and the amounts described above, no other payments, royalties, loans, advances, capital contributions or funding of any kind flow between the Parties.

EXHIBIT E —CERTIFICATE: TIMEMASS REVENUE AND MONTHLY DEVELOPMENT

This exhibit independently produced by Squarespace, Timeplast.com's web host, certifies, based upon Timeplast's product-level sales ledger, subscription records, invoices, refunds, returns, payment-processor records, including its Squarespace e-commerce sales and order reports as reconciled to the audited financial statements pursuant to Section 3.5 of the Agreement (the "Reconciliation", attached as Annex 1), that all revenue recognized by Timeplast during fiscal years 2024 and 2025 was attributable to sales of TimeMass filaments and Timeplast's subscription model which ships one new TimeMass filament every month, all developed by String Cubed.

Fiscal year ended December 31, 2024:

Audited Timeplast net revenue: $48,529

TimeMass net revenue: $48,529

Percentage attributable to TimeMass sales: 100%

Fiscal year ended December 31, 2025:

Audited Timeplast net revenue: $171,108

TimeMass net revenue: $171,108

Percentage attributable to TimeMass sales: 100%

Aggregate fiscal year 2024 and 2025 TimeMass net revenue: $219,637

The following Reconciliation as Annex 1 forms part of the records supporting the certifications above and shall be retained with Timeplast's corporate records and furnished to Timeplast's independent auditors and, upon request, to applicable regulators:

Annex 1: Reconciliation of Squarespace Sales and Order Reports to Audited Net Revenue (Section 3.5)

PREPARED BY TIMEPLAST

TIMEPLAST
PROGRAMMABLE MATTER

SALES REPORT

JAN 1ST, 2024 TO DECEMBER 31ST, 2025

Executive summary based on the original Squarespace.com order export.

REPORTED NET COLLECTED

USD 244,486.92

Order total less refunds; includes shipping and taxes.

ORDERS	PRODUCT SALES	REFUNDS
5,136	$226,390.31	$10,823.16

PRODUCT SALES SOURCE STATEMENT

According to the Squarespace export and the commercial classification provided by TimePlast, 100% of reported product sales is attributable to the TimePlast Subscription and sales of TimeMass filament and related products.

PERIOD	CURRENCY	ISSUED
Jan 1, 2024 - Dec 31, 2025	USD	Aug 7, 2026

Source: Squarespace.com - original order export attached to this PDF.

TIMEPLAST
PROGRAMMABLE MATTER

Performance and scale

ORDERS	AVERAGE ORDER	CUSTOMERS	REFUND RATE
5,136	**$49.71**	**3,565**	**4.24%**
5,094 in 2025	Total / order	Unique emails	Of order total

Metric	2024	2025	Total
Orders	42	5,094	5,136
Product sales	$10,404.52	$215,985.79	$226,390.31
Discounts	($2.50)	($1,002.02)	($1,004.52)
Shipping	$612.92	$28,449.04	$29,061.96
Taxes	$0.00	$862.33	$862.33
Order total	$11,014.94	$244,295.14	$255,310.08
Refunds	($68.99)	($10,754.17)	($10,823.16)
Net collected	**$10,945.95**	**$233,540.97**	**$244,486.92**

Monthly net collected in 2025 (USD)


$35.0k
$26.2k
$17.5k
$8.8k
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Q4 accounted for 40.3% of 2025 net collected.

TIMEPLAST
PROGRAMMABLE MATTER

Source of product sales


100%
product sales

PRODUCT SALES

USD 226,390.31

Subscription	16.0%	$36,201.89
Regular Orders	84.0%	$190,188.42

100% classified into the two stated categories

Product sales by order type and year

Year	Subscription	Regular Orders	Total Product Sales
2024	$0.00 0.00%	$10,404.52 100.00%	$10,404.52
2025	$36,201.89 16.76%	$179,783.90 83.24%	$215,985.79
TOTAL	$36,201.89 15.99%	$190,188.42 84.01%	$226,390.31

CLASSIFICATION BASIS

Subscription includes line items whose Squarespace 'Lineitem name' contains 'subscription' (case-insensitive). Every other line item is classified as Regular Orders. Amounts are gross product sales and reconcile exactly to the Squarespace Subtotal field.

TIMEPLAST
PROGRAMMABLE MATTER

Monthly detail

Values in USD. 'Total' includes product, shipping, taxes, and discounts; 'Net' subtracts refunds.

2024

Month	Orders	Total	Refund	Net
Jan	0	$0.00	$0.00	**$0.00**
Feb	2	$7,637.79	$0.00	**$7,637.79**
Mar	1	$36.36	$0.00	**$36.36**
Apr	0	$0.00	$0.00	**$0.00**
May	0	$0.00	$0.00	**$0.00**
Jun	4	$645.88	$68.99	**$576.89**
Jul	7	$402.60	$0.00	**$402.60**
Aug	3	$693.48	$0.00	**$693.48**
Sep	4	$301.85	$0.00	**$301.85**
Oct	2	$60.96	$0.00	**$60.96**
Nov	4	$132.34	$0.00	**$132.34**
Dec	15	$1,103.68	$0.00	**$1,103.68**
TOTAL	**42**	**$11,014.94**	**$68.99**	**$10,945.95**

2025

Month	Orders	Total	Refund	Net
Jan	42	$1,865.55	$53.98	**$1,811.57**
Feb	131	$8,386.79	$115.95	**$8,270.84**
Mar	148	$9,472.95	$269.98	**$9,202.97**
Apr	271	$15,865.58	$654.38	**$15,211.20**
May	302	$20,064.96	$1,257.17	**$18,807.79**
Jun	262	$17,165.93	$875.64	**$16,290.29**
Jul	534	$31,386.17	$4,374.16	**$27,012.01**
Aug	496	$24,183.00	$487.36	**$23,695.64**
Sep	506	$19,620.79	$418.62	**$19,202.17**
Oct	644	$27,319.94	$495.32	**$26,824.62**
Nov	833	$34,292.09	$778.22	**$33,513.87**
Dec	925	$34,671.39	$973.39	**$33,698.00**
TOTAL	**5,094**	**$244,295.14**	**$10,754.17**	**$233,540.97**

2024 BY QUARTER - NET COLLECTED

Q1 — 3 orders	Q2 — 4 orders	Q3 — 14 orders	Q4 — 21 orders
$7,674.15	**$576.89**	**$1,397.93**	**$1,296.98**

2025 BY QUARTER - NET COLLECTED

Q1 — 321 orders	Q2 — 835 orders	Q3 — 1,536 orders	Q4 — 2,402 orders
$19,285.38	**$50,309.28**	**$69,909.82**	**$94,036.49**

2024 QUARTER CONTEXT

Q1 contains 3 orders totaling $7,674.15 in net collected; order #00002 on Feb 19 contributed $7,220.00 (94.1%). Q2 contains no April or May orders and includes one fully refunded June order of $68.99.

TIMEPLAST
PROGRAMMABLE MATTER

2024 quarterly context

Q1 2024 source explanation

The quarterly values on page 04 are based on order-level net collected. The table below shows every order included in Q1 2024.

Q1 2024
$7,674.15
3 orders - net collected

LARGEST ORDER
$7,220.00
Order 00002 - 94.1% of Q1

Q1 2024 order-level reconciliation

Order	Date	Source Detail	Net Collected
00001	Feb 9, 2024	1 Timeplast Raw at $380 plus $37.79 shipping	**$417.79**
00002	Feb 19, 2024	19 Timeplast Raw units at $380 each	**$7,220.00**
00003	Mar 19, 2024	$19.99 product plus $16.37 shipping	**$36.36**
Q1 total			**$7,674.15**

Why the 2024 quarters look uneven

Q1 Only 3 orders produced $7,674.15 in net collected. Order 00002 alone contributed $7,220.00, or 94.1% of the quarter.

Q2 There were no orders in April or May. Four June orders totaled $645.88; after a $68.99 refund, Q2 net collected was $576.89.

All values are from the attached Squarespace export. Net collected = Total - Amount Refunded.

TIMEPLAST
PROGRAMMABLE MATTER

Source and data integrity

Order total reconciliation

PRODUCT		SHIPPING		TAXES		DISCOUNTS		ORDER TOTAL
$226,390.31	+	$29,061.96	+	$862.33	-	$1,004.52	=	$255,310.08

ORDER TOTAL - REFUNDS = NET COLLECTED

$255,310.08 - $10,823.16 = $244,486.92

Coverage and controls

- **PERIOD** Jan 1, 2024 - Dec 31, 2025, using the local date in 'Created at'.
- **COVERAGE** 5,136 unique orders; 8,723 CSV records; USD currency.
- **STATUSES** 4,999 PAID orders and 137 refunded orders; 54 canceled, all fully refunded.
- **CONTROL** Product lines reconcile to Subtotal and every order reconciles to Total with no differences greater than USD 0.01.

Attached source

SQUARESPACE.COM - ORDER EXPORT

Open the PDF attachment panel (paperclip) to view the source CSV:

Timeplast Sales Jan 1, 2024- Dec 31,2025.csv

Size: 20,080,433 bytes

SHA-256: 6f11fc62692e6c67498e50fc81d86121
0623989adbae9f1cf282d836d376fb94

IMPORTANT NOTES

- The export contains no orders dated Jan 1 through Feb 8, 2024; the first available order is dated Feb 9, 2024.
- Subscription includes only line items whose Squarespace 'Lineitem name' contains 'subscription' (case-insensitive); all other line items are classified as Regular Orders.
- The attached CSV is the unmodified Squarespace source used for every calculation in this report; its SHA-256 fingerprint is shown above.

EXHIBIT F — STRINGCUBED INDEPENDENT PROGRAMS (ILLUSTRATIVE)

The following StringCubed programs are independent of the Manifester Program. They are not included in the Manifester Technologies or the License, except to the extent a specific technology within them is hereafter developed for, or incorporated by StringCubed into, the Manifester or the TimeMass Filament Line as provided in Section 9.2(d):

1. Singular City program
2. Underlying science in StringCubed's paper "Thermodynamic and Rheological Shielding in Fused Deposition Modeling"
3. Underlying science in StringCubed's paper "The Forgotten Paradigm of End-to-End Analog Computing"
4. Underlying science in StringCubed's paper "Universal Prosperity vs. Universal Income"
5. Analog Biological Manufacturing
6. Chronocentric Human Discrimination

StringCubed may update this Exhibit by written notice to Timeplast. No update to this Exhibit narrows any license already granted under this Agreement, and nothing in this Exhibit limits Section 7.3(a). This Exhibit is illustrative; the operative exclusion is stated in the definition of "Manifester Technologies" in Article 1 and in Sections 9.2(d) and 9.4.

docusign

Certificate Of Completion

Envelope Id: 35590090-29CD-8CC8-83FC-AD457EE2023C | Status: Completed

Subject: Here is your signed document: Master Collaboration agreement executed.pdf

Source Envelope:

Document Pages: 52	Signatures: 2	Envelope Originator:
Certificate Pages: 2	Initials: 0	Manuel Rendon
AutoNav: Disabled	Stamps: 1	mr.manuelrendon@gmail.com
EnvelopeId Stamping: Disabled		IP Address: 2600:1700:1900:
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		

Record Tracking

Status: Original 8/28/2026 8:27:15 AM	Holder: Manuel Rendon mr.manuelrendon@gmail.com	Location: DocuSign

Signer Events	Signature	Timestamp
Manuel Rendon mr.manuelrendon@gmail.com Security Level: Email, Account Authentication (None)	 Signed by: DB5C85F00D6E4A3... Signature Adoption: Drawn on Device Using IP Address: 2600:1700:1900:978f:c145:b711:9d6c:add5	Sent: 8/28/2026 8:28:48 AM Viewed: 8/28/2026 8:28:53 AM Signed: 8/28/2026 8:32:38 AM Freeform Signing

Electronic Record and Signature Disclosure:
Not Offered via Docusign

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Manuel Rendon man@timeplast.net CEO Timeplast INC Security Level: Email, Account Authentication (None)	COPIED	Sent: 8/28/2026 8:32:40 AM Viewed: 8/28/2026 8:33:15 AM

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	8/28/2026 8:28:49 AM
Certified Delivered	Security Checked	8/28/2026 8:28:53 AM
Signing Complete	Security Checked	8/28/2026 8:32:38 AM
Completed	Security Checked	8/28/2026 8:32:40 AM

Payment Events	Status	Timestamps

EXHIBIT C

Offering Page

INVESTMENT OPPORTUNITY

We're Proving 3D Printing is More Than Plastic

We aim to unlock 3D printing for materials that can grow food, release medicine over time, and break down on their own. No batteries. No computers. Just smart chemistry that lets the common 3D printer graduate from inert plastic.

Become an early-stage investor today.

Invest Now | Download Investor Deck ↓

Share Price [illegible] Min. Investment $500

SEC Filings | Offering Circular | Investor Education



Granted US patent	Patent pending	8 functional materials	Shipped to thousands
for 3D-printed materials that act autonomously	on core printing process	developed and sold	of customers via sister company, Timeplast



This video was generated using artificial intelligence and is for illustrative purposes only. The final product's appearance, features, performance, and functionality may differ from what is presented.

VISION

A Future Where Anybody Can Make Anything, Anywhere

People can access information instantly. We believe the same should be true of physical goods, and not through same-day shipping. We're building a world where you can print everything from medicine, food, tools, and more whenever you need it, directly where you are.

PROBLEM

3D Printers Run at 200°C

They print objects by melting material to force it through a nozzle. But that heat destroys almost anything except plastic. So the industry has been stuck on one material for decades while others that could heal, nourish, or grow stay out of reach.





FOUNDER

Solving One "Impossible" Materials Problem Opened New Doors

Manuel Rendon's first company, Timeplast, invented a way to make plastic dissolve safely instead of polluting for centuries. He earned thousands of customers and investment from a major global consumer brand. But that innovation revealed something bigger: the same chemistry that dissolved plastic also protects delicate materials from a 3D printer's heat.

SOLUTION

3D Printing Without Heat Limitations

Our patent-pending process protects delicate, functional materials like medicine, nutrients, and live compounds all the way through printing. With our tech, 3D-printed objects could soon release medicine, grow plants or crops, and dissolve into nothing once they've served their purpose.

Analog Computing — Granted patent; matter-to-matter systems energized by sunlight.

Programmable Polymers — Solubility gradients, time-responsive structures, density engineering.

Advanced Materials — Heat-protected functional filaments and water-saturated systems.

Autonomous Agriculture — Bloominite™ — analog seed growth, no power, no intervention.

Functional Additive Mfg. — Filaments that do work, not just hold shape.

INVESTOR BRIEF

Download Our Investor Brief

Download the full String Cubed investor brief to learn more about our patented innovation.

Enter your email | Download Deck





HOW IT WORKS

Introducing Vapor-Cooling 3D Printing

We build water directly into printing material. As it prints, that water turns to vapor and carries heat away, keeping delicate materials stable while printers run at 200°C. And it doesn't stop working once printing ends. We've patented an outer wall built to dissolve at a precise, controlled rate, autonomously releasing whatever it holds on its own schedule.

PRODUCTS

Two Products Live, Eight New Materials Already Printed

From Bloominite, a patented seed pod that waters and feeds a seed on its own schedule, to TimePen, a handheld 3D printer, we've got products ready and more coming. And String Cubed has already developed eight functional 3D-printing materials, commercialized through Timeplast.



Soap, the world's first 3D-printed bar
A real-protein fish bait
A solar-generating filament
Bioactive plant vitamins
STRING CUBED
An aromatic cinnamon filament
Coral reef nutrition
A water desalination filament
A UV-reactive material



CASE STUDY

Our Tech in Action: Agriculture Without a Farm

Agriculture depends on fertile soil, steady water, and someone tending crops. In disaster zones, degraded land, or remote locations, food security collapses. Bloominite removes that dependency. It's a 3D-printed seed pod with a water reservoir, nutrients, and soil precursors already built in, programmed to release in the right sequence, at the right time. No power, no one tending it. The net result? From crops to reforestation, land that couldn't reliably grow before now can.

ROADMAP

We Project Nearly 4X Annual Revenue Growth by Year 3

And it comes at blended margins near 77%. That plan runs entirely on the four revenue lines already live, meaning any revenue from the Manifester is upside beyond this plan, not part of it. Here's our plan to do it.

Invest Now | Download Investor Deck

1. **IP & Core Technology** — Expand patent portfolio; finalize TimePen, ship Bloominite; deepen Time-MASS chemistry; functional prototypes; published research.
2. **Commercial Materials & Licensing** — Scale specialty filament line via Timeplast; license to manufacturing partners; pilot agtech and environmental applications; strategic partnerships.
3. **Autonomous Analog Systems** — Deploy programmable agricultural systems at field scale; decentralized manufacturing modules; analog-responsive infrastructure technologies.
4. **Material Abundance Platforms** — Integrated programmable material ecosystems; autonomous environmental adaptation; distributed manufacturing networks; off-grid infrastructure.



$500,000
$127,000
Year 1
Year 2
Year 3

The projections and forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision.

INVESTOR BRIEF

Download Our Investor Brief

Download the full String Cubed investor brief to learn more about our patented innovation.

Enter your email | Download Deck



PERKS

Turn Your Investment Into More Shares

Invest $2,000+	Invest $5,000+	Invest $10,000+	Invest $25,000+	Invest $50,000+	Previous Investors
Receive 5% +15% until 10/16 Bonus Shares	Receive 10% +15% until 10/16 Bonus Shares	Receive 15% +15% until 10/16 Bonus Shares	Receive 20% +15% until 10/16 Bonus Shares	Receive 25% +15% until 10/16 Bonus Shares	Receive 10% +15% until 10/16 Additional Bonus Shares
Invest Now	Invest Now	Invest Now	Invest Now	Invest Now	Invest Now

BUSINESS MODEL

Six Ways to Make Money, Four Active Today

Our model doesn't rely on a single product or vertical. With four revenue streams already live and generating income, and two more coming, we have upside on top of a business that already works.

Filament Development — [illegible] per filament | Live — In R&D for Timeplast's commercial filament line. Highest margin, most predictable revenue stream.

Royalties — $2/unit sold | Live — Per-unit royalty on TimeMass filaments sold by Timeplast, up to 1M units per year.

TimePen — $100 retail · 50% margin | Live — Handheld functional-filament printer for makers, crafters, and prosumers.

Bloominite™ — $8 retail · 25% margin | Live — Analog growth device — patent-protected, embodiment of US Pat. 12,564,142.

The Manifester — $750 wholesale · 40% margin | Future — AI-voice-activated TimeMass printer for the home. Commercial launch in Years 2–3.

Manifester App Store — $0.50 / print to $1 | Future — Designer marketplace; revenue scales with installed Manifester base.

Frequently Asked Questions

1. Why invest in startups?
2. How much can I invest?
3. How do I calculate my net worth?
4. What are the tax implications of an equity crowdfunding investment?
5. Who can invest in a Regulation CF Offering?
6. What do I need to know about early-stage investing? Are these investments risky?
7. When will I get my investment back?
8. Can I sell my shares?
9. Exceptions to limitations on selling shares during the one-year lockup period
10. What happens if a company does not reach their funding target?
11. How can I learn more about a company's offering?
12. What if I change my mind about investing?
13. How do I keep up with how the company is doing?
14. What relationship does the company have with DealMaker Securities?
15. What is String Cubed's pre-money valuation?

DISCUSSION

Join the Discussion

EXHIBIT D

Video Transcript

The Battle for the Analog

The success of digital computing has brought us something extraordinary: digital abundance. And we all love that. Today, we can instantly download almost any book, song, movie, or scientific idea ever created. But despite this explosion of digital abundance, humanity still suffers from analog scarcity, material scarcity.

We cannot eat a PDF.

We cannot stream an antibiotic.

We cannot ask AI to synthesize food out of thin air.

The physical world remains scarce, and because of that, human beings still fight over resources, energy, land, food, and infrastructure.

I believe this happened because society massively overinvested in digital computing while largely neglecting analog computing, the science of matter itself.

At String Cubed, we are here to change that.

We are working on the other side of the equation: not the digital world, but the analog world. Because the forgotten space of analog computing has the potential to bring material abundance to humanity, if we invest in it and develop it properly.

I believe the key to material abundance is a technology platform capable of allowing any healthy human being to:

- grow their own food,
- build their own home,
- generate electricity from the sun,
- store energy,
- manufacture tools,
- and even terraform their own living space.

And yes, I mean that literally.

Most people do not realize that the majority of planet Earth is neither owned nor populated by humans. International waters alone represent an enormous frontier for future civilization.

This may sound overly ambitious, or even like science fiction, but if you look at my track record at Timeplast, my other company, you will understand how serious this proposition truly is.

At Timeplast, we said we would create a material that looked and behaved like conventional plastic, but that disappears on a timed schedule.

And we did it.

Then we said we would standardize that multi-patented material so it could be extruded, blown molding, injected, thermoformed, and 3D printed. And we accomplished that too, not only at lab scale, but at industrial scale.

And Now we are building an analog computing platform that we believe is capable of enabling a new generation of manufacturing systems, including a voice-operated 3D printing device designed to help free humanity from material scarcity.

And this is not an empty proposition as we have already developed:

- the first 3D-printable soap material,
- a printable photovoltaic material capable of generating electricity from sunlight,
- These two applications alone that we invented are showing us that printing materials and elements that were impossible to 3D print are now mainstream, and they’re also showing us what’s possible to print in the near future As we are actively developing desalination materials capable of printing filters that convert seawater into fresh water and printable battery materials so

people may one day not only generate electricity from the sun, but also store it inside home-printed batteries.

For the first time in history, we believe that these ideas are becoming technically feasible because our company is exploring the forgotten frontier of analog computing.
Not just software.
Not just code.
But matter itself.
Because the analog world, our physical world, may still be the most powerful computational system ever discovered.
Think about it,
The most complex object ever made by a human
is probably a modern microchip.
Billions of transistors.
Patterns etched at the scale of nanometers.
A cathedral of logic—built by machines, for machines.
And yet…
It's still *simple compared to the best the analog world can bring*.
Because consider this:
For a baby to see—
really see—
millions upon millions of cells must assemble *perfectly*.
Not once.
Not by accident.
But every time.
The human eye forms from scratch.
Retinal cells specialize.
Over a hundred million light receptors—
rods for darkness, cones for color—
wire themselves to a million nerve fibers
that learn how to speak to the brain.
No blueprint stored on a server.
No software update.
No debugging phase.
It just… *emerges*.
A microchip is designed.
The eye is *grown*.
One is manufactured.
The other is *alive.*
And that difference matters.
The digital world is extraordinary.
It will bring speed.
Scale.
Efficiency.
And yes—success.
But there's a danger in believing
that complexity lives only in code.
Because the analog world—
functional materials, chemistry, biology, matter—

operates in a universe far richer than binary.
Not ones and zeros,
but gradients.
Feedback loops.
Time.
Decay.
Adaptation.
If we leave behind the analog world,
we don't become more advanced.
We become… narrower.
Because the battle for the future isn't about faster chips, it's about remembering that the most powerful technology and greatest complexity ever witnessed
Was never invented—
It was discovered and rediscovered every time we look in the mirror.
Thank you.

EXHIBIT E

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

String Cubed, Inc.
1304 Augusta National Boulevard, 1304 Augusta National Boulevard, Winter Springs, FL 32708-4230

Ladies and Gentlemen:

The undersigned understands that String Cubed, Inc., a Corporation organized under the laws of Florida (the "Company"), is offering up to $5,000,000.00 of Class B Non-Voting Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the offering statement on Form C filed with the SEC (the "Offering Statement"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. a) Subject to the terms and conditions hereof and the provisions of the Offering Statement, the undersigned hereby irrevocably (subject to the cancellation rights described in Section 1(b)(i) hereof and Rule 304 of Regulation CF) subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

b) By executing this Subscription Agreement, the undersigned acknowledges that the undersigned has received this Subscription Agreement, a copy of the Offering Statement, and any other information required by the undersigned to make an investment decision. Further:
i. The undersigned acknowledges that the undersigned has read the educational materials on the landing page and has been informed of the undersigned’s right to cancel the investment up to 48 hours prior to the Offering Deadline (as defined in the Offering Statement) or, if earlier, the applicable closing (including any intermediate closing); however, once this Subscription Agreement is accepted by the Company, there is no cancellation right;

ii. The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

iii. The undersigned acknowledges that the undersigned has been informed of the compensation that DealMaker Securities, LLC and its affiliates receive in connection with the sale of the Securities in the Offering and the manner in which such compensation is received.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm Eastern Standard time on June 1, 2027, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Statement.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body,

agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, DealMaker Securities, LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Company, DealMaker Securities, LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, DealMaker Securities, LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, DealMaker Securities, LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned’s authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Florida, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1304 Augusta National Boulevard, 1304 Augusta National Boulevard, Winter Springs, FL 32708-4230 E-mail: manuel@stringcubed.com Attention: Manuel Rendon, CEO
If to the Purchaser:	Purchaser Address: *as provided in the signature pages below* E-mail: *as provided in the signature pages below* Attention: *as provided in the signature pages below*

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Offering Statement which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

StringCubed, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of StringCubed, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

StringCubed, LLC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: StringCubed, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Non-Voting Common Stock	Issuer: StringCubed, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **StringCubed, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at <u>www.securities-administrators.ca</u>.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **StringCubed, LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in StringCubed, LLC's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in StringCubed, LLC’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: